Exhibit (a)(1)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
BARE ESCENTUALS, INC.
at
$18.20 NET PER SHARE
by
BLUSH ACQUISITION CORPORATION
an indirect wholly owned subsidiary of
SHISEIDO COMPANY, LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON MONDAY MARCH 8, 2010 UNLESS THE OFFER IS EXTENDED

THE OFFER IS BEING MADE PURSUANT TO THE TERMS OF AN AGREEMENT AND PLAN OF MERGER DATED AS OF JANUARY 14, 2010 (THE “MERGER AGREEMENT”) AMONG SHISEIDO COMPANY, LIMITED (“PARENT”), BLUSH ACQUISITION CORPORATION (“PURCHASER”) AND BARE ESCENTUALS, INC. (THE “COMPANY”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THE NUMBER OF SHARES (AS DEFINED HEREIN) THAT SHALL CONSTITUTE A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (INCLUDING, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE EXERCISE OF ANY OPTIONS) (THE “MINIMUM CONDITION”), (II) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE “HSR ACT”), OR ANY NON-U.S. ANTITRUST LAWS HAVING EXPIRED OR BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER (THE “ANTITRUST CONDITION”), (III) THE NEW EMPLOYMENT AGREEMENT BETWEEN THE COMPANY AND LESLIE BLODGETT NOT HAVING BEEN TERMINATED, AND MS. BLODGETT CONTINUING TO BE EMPLOYED AS THE COMPANY’S CHIEF EXECUTIVE OFFICER, AND NOT HAVING BECOME INCAPABLE OF FULFILLING HER DUTIES IN SUCH CAPACITY DUE TO INCAPACITY, DISABILITY OR FOR ANY OTHER REASON (THE “CEO CONDITION”) AND (IV) CERTAIN ANCILLARY AGREEMENTS ENTERED INTO IN CONNECTION WITH THE OFFER NOT HAVING BEEN AMENDED OR TERMINATED (THE “ANCILLARY AGREEMENTS CONDITION”). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTIONS 1 AND 14, WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

THE BOARD OF DIRECTORS OF THE COMPANY HAS RESOLVED, BY UNANIMOUS VOTE OF THOSE PRESENT AND VOTING, THAT THE TERMS OF THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY, ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND HAS RESOLVED TO RECOMMEND THAT (I) THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND (II) TO THE EXTENT REQUIRED TO CONSUMMATE THE MERGER, THE STOCKHOLDERS OF THE COMPANY ENTITLED TO VOTE THEREON ADOPT THE MERGER AGREEMENT, SUBJECT TO THE TERMS AND CONDITIONS THEREIN, AND THE TRANSACTIONS CONTEMPLATED THEREBY.

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

January 25, 2010

SUMMARY TERM SHEET

This summary term sheet highlights selected information from this offer to purchase, and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the legal terms of the offer, you should read this offer to purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number on the last page of this offer to purchase.

WHO IS OFFERING TO BUY MY SECURITIES?

•	We are Blush Acquisition Corporation, a newly formed Delaware corporation and an indirect wholly owned subsidiary of Shiseido Company, Limited (“Shiseido” or “Parent”). We have been organized in connection with this offer and have not carried on any activities other than in connection with this offer. See Section 8.

•	Shiseido is Japan’s largest cosmetics company, with operations in over 70 countries worldwide, and is one of the oldest cosmetics companies in the world. Shiseido develops, produces and sells skin care, make-up, fragrance and hair care products for men and women, and had annual sales of JPY 690.3bn (US$7.5bn) in fiscal year 2009.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

•	We are seeking to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Bare Escentuals, Inc. (“Bare Escentuals”), except for certain shares held by Leslie Blodgett that will be acquired by Shiseido through a separate arrangement. See the “Introduction” and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•	We are offering to pay $18.20 per share (the “Per Share Amount”), net to the seller in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions contained in this offer to purchase and in the related letter of transmittal. If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay any brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 and Section 5.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	We are not obligated to purchase any shares unless there have been validly tendered and not withdrawn prior to the expiration of the offer at least a majority of the then outstanding shares, calculated on a fully diluted basis. See Section 1 and Section 14.

•	We are not obligated to purchase any shares unless prior to the expiration of the offer any applicable waiting period under the HSR Act or any applicable non-U.S. antitrust laws or regulations has expired or been terminated. See Section 15.

•	We are not obligated to purchase any shares if (i) the new employment agreement between the Company and Ms. Blodgett, the Chief Executive Officer of the Company (“Ms. Blodgett”) has been terminated, or Ms. Blodgett is no longer employed as the Company’s Chief Executive Officer, or is no longer capable of fulfilling her duties in such capacity due to incapacity, disability or for any other reason or (ii) any of certain specified agreements that Shiseido or the Company has entered into in connection with the offer has been terminated, amended or had any of its provisions waived.

These and other conditions to our obligations to purchase shares tendered in the offer are described in greater detail in Sections 1 and 14.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•	Yes. Shiseido will provide us with the funds necessary to purchase the shares in the offer. See Section 9.

i

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•	No. We do not believe that our financial condition is relevant to a decision by the holders of the shares whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares solely for cash and if the holders of shares tender their shares (other than Ms. Blodgett, whose shares are subject to a separate arrangement with Shiseido described in this Offer to Purchase), following the offer and the merger, they will not have any continuing interest in the Company;

•	consummation of the offer is not subject to any financing condition;

•	if we consummate the offer, we expect to acquire all remaining shares in the merger (other than the shares of Ms. Blodgett that are subject to a separate arrangement with Shiseido described in this Offer to Purchase), in cash, for the Per Share Amount; and

•	we, through Parent, will have sufficient funds to purchase all shares validly tendered, and not properly withdrawn, in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer.

See the “Introduction”, Section 8 and Section 9.

HAVE ANY STOCKHOLDERS OF BARE ESCENTUALS ALREADY AGREED TO TENDER THEIR SHARES IN YOUR OFFER?

•	Yes. Berkshire Partners LLC and certain of its affiliates have entered into a tender and voting agreement with us pursuant to which they have agreed, in their capacity as stockholders of Bare Escentuals, to tender all of their respective shares of Bare Escentuals common stock over which they have the sole power to vote and sell into the offer. As of January 19, 2010, Berkshire Partners LLC and such affiliates owned (beneficially and of record) and had sole voting authority with respect to 14,350,423 shares of Bare Escentuals common stock, constituting approximately 15.59% of the outstanding shares (or approximately 14.80% of the outstanding shares on a fully diluted basis). See the “Introduction.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•	You will have at least until 12:00 midnight, New York City time, on Monday, March 8, 2010, to decide whether to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 of this Offer to Purchase. See Section 3.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•	We may, without the consent of the Company, but subject to the terms of the Merger Agreement and applicable law, extend the period of time during which the offer remains open. We have agreed in the Merger Agreement that we may extend the offer for one or more periods of not more than 10 business days each if certain conditions to the offer have not been satisfied. In addition, we may extend the offer for a subsequent offering period of at least three business days. You will not have withdrawal rights during any subsequent offering period. See Section 1 and Section 2.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•	If we decide to extend the offer, or if we decide to provide for a subsequent offering period, we will inform BNY Mellon Shareowner Services, the Depositary, of that fact, and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was previously scheduled to expire. See Section 1.

HOW DO I TENDER MY SHARES?

To tender your shares in the offer, you must:

•	complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with your share certificates, and any other required documents, to the Depositary;

•	tender your shares pursuant to the procedure for book-entry transfer set forth in Section 3; or

•	if your share certificates are not immediately available or if you cannot deliver your share certificates, and any other required documents, to BNY Mellon Shareowner Services prior to the expiration of the offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your shares if you comply with the guaranteed delivery procedures described in Section 3.

WHEN AND HOW WILL I BE PAID FOR MY TENDERED SHARES?

•	Subject to the terms and conditions of the offer, including, if the offer is extended or amended, the terms of any such extension or amendment, we will accept for payment promptly after the date of expiration of the offer all shares of Bare Escentuals common stock validly tendered and not properly withdrawn. We will pay for all shares of Bare Escentuals common stock validly tendered and not withdrawn promptly following the acceptance of shares for payment pursuant to the offer. We do, however, reserve the right, subject to applicable rules and regulations of the Securities and Exchange Commission and the terms of the Merger Agreement, to delay payment for shares of Bare Escentuals common stock in order to comply in whole or in part with applicable laws. If we decide to include a subsequent offering period, we will accept for payment, and promptly pay for, all validly tendered shares of Bare Escentuals common stock as they are received during the subsequent offering period.

•	We will pay for your validly tendered and not properly withdrawn shares by depositing the purchase price with BNY Mellon Shareowner Services, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares of Bare Escentuals common stock will be made only after timely receipt by BNY Mellon Shareowner Services of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See Section 2.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered shares any time prior to the expiration of the offer, and, unless we have accepted the shares pursuant to the offer, you may also withdraw any tendered shares at any time after March 25, 2010. Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to BNY Mellon Shareowner Services while you still have the right to withdraw. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 4.

WHAT DOES BARE ESCENTUALS’ BOARD OF DIRECTORS THINK OF THE OFFER?

•	The Board of Directors of Bare Escentuals has resolved, by unanimous vote of those present and voting, that the terms of the Merger Agreement, the offer, the merger and the transactions contemplated thereby, are in the best interests of the Company and its stockholders, and has resolved to recommend that (i) the stockholders of the Company accept the offer and tender their shares to us pursuant to the offer and (ii) to the extent required to consummate the merger, the stockholders of the Company entitled to vote thereon adopt the Merger Agreement, subject to the terms and conditions therein, and the transactions contemplated thereby. See the “Introduction.”

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•	If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis and certain limited conditions are satisfied, we will merge with and into Bare Escentuals. If the merger occurs, Bare Escentuals will become a wholly owned subsidiary of Blush Holdings LLC (which will at that time be managed solely by an indirect wholly owned subsidiary of Shiseido, with Ms. Blodgett owning a 2.43% economic interest and Shiseido indirectly owning the remaining economic interest), and each issued and then outstanding share (other than any shares held in the treasury of Bare Escentuals, or owned by Shiseido, Blush Acquisition Corporation or any of their subsidiaries and any shares held by stockholders seeking appraisal for their shares) shall be canceled and converted automatically into the right to receive the Per Share Amount, in cash (or any greater amount per share paid pursuant to the offer), without interest. See the “Introduction.”

•	Our obligation to merge with Bare Escentuals following the successful completion of the offer is conditioned on the satisfaction or waiver of certain conditions, including, if necessary, the approval and adoption of the Merger Agreement and the merger by the requisite vote of the stockholders of Bare Escentuals. If we successfully complete the offer, we will hold a sufficient number of shares of Bare Escentuals common stock to ensure that we will obtain the requisite adoption of the Merger Agreement and the merger by Bare Escentuals stockholders under Delaware law to complete the merger. In addition, if we own at least 90% of the outstanding shares of Bare Escentuals common stock after purchasing shares in the offer or pursuant to a separate arrangement with Ms. Blodgett, we will not be required to obtain stockholder approval to complete the merger. See the “Introduction.”

IF YOU SUCCESSFULLY COMPLETE THE OFFER, WHAT WILL HAPPEN TO THE BARE ESCENTUALS’ BOARD OF DIRECTORS?

•	If we successfully complete the offer, under the Merger Agreement we are entitled to designate a number of individuals who will become directors of Bare Escentuals in proportion to our ownership of shares of Bare Escentuals common stock following such purchase. In such case, Bare Escentuals has agreed to take all action necessary to ensure that our designees are elected or appointed to its board of directors, the boards of directors of its subsidiaries and each committee of its board of directors. Therefore, if we successfully complete the offer, we will obtain control over the management of Bare Escentuals shortly thereafter. However, we have agreed in the Merger Agreement that Bare Escentuals has agreed to cause its board of directors to have at least two members of the board of directors who are directors on the date of the Merger Agreement and who are independent directors for the purposes of the continued listing requirements of Nasdaq remain members of the board of directors of Bare Escentuals and such boards and committees.

•	After the election or appointment of the directors designated by us to Bare Escentuals’s board of directors and prior to the completion of the merger, under the terms of the Merger Agreement, the approval of the individuals who were directors of Bare Escentuals who were neither designated by us nor are employees of Bare Escentuals or its subsidiaries will be required to authorize any amendment or modification of the Merger Agreement or the certificate of incorporation or by-laws of Bare Escentuals, any termination of the Merger Agreement by Bare Escentuals, any extension by Bare Escentuals of the time for the performance of any of the obligations or other acts of Shiseido or us, or any waiver of compliance with any condition or agreement contained therein for the benefit of Bare Escentuals or any of its rights thereunder. See Sections 10 and 11.

WILL BARE ESCENTUALS CONTINUE AS A PUBLIC COMPANY?

•	If the merger occurs, Bare Escentuals will no longer be publicly owned. Even if the merger does not occur, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through Nasdaq National Market or other securities markets, there may not be a public trading market for the shares and Bare Escentuals may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 13.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your shares in the offer and the merger occurs, you will receive in the merger the same amount of cash per share as if you had tendered your shares in the offer.

•	If you decide not to tender your shares in the offer and the merger does not occur, and we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through Nasdaq National Market or other securities market, there may not be a public trading market for the shares and Bare Escentuals may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 13.

•	Following the offer, it is possible that the shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your shares may no longer be used as collateral for loans made by brokers. See Section 13.

ARE APPRAISAL RIGHTS AVAILABLE?

•	No appraisal rights are available in connection with the offer. However, if the merger is consummated, stockholders who have not tendered their shares of Bare Escentuals common stock will have certain rights under Delaware law to dissent from the merger and demand appraisal of, and to receive payment in cash of the fair value of, their shares. A holder of shares must perfect such rights by complying with the procedures under Delaware law in order to exercise appraisal rights under Delaware law. See Section 11.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On January 14, 2010, the last full trading day before we announced our offer, the last reported closing price per share reported on the Nasdaq National Market was $12.74 per share. See Section 7.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER?

•	If you are a U.S. Holder (as defined in Section 5), the receipt of cash for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. If you are a Non-U.S. Holder (as defined in Section 5), any gain realized upon the receipt of cash for Shares pursuant to the Offer generally will not be subject to U.S. federal income tax, subject to certain exceptions discussed in Section 5. You should consult your tax advisor about the U.S. federal income tax consequences, as well as any other tax consequences, of participating in the Offer in light of your particular circumstances. See Section 5.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Innisfree M&A Incorporated, the Information Agent, toll-free at (877) 750-9499. (Banks and brokers may call collect at (212) 750-5833.)

v

To the Holders of Common Stock of
Bare Escentuals, Inc.:

INTRODUCTION

Blush Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shiseido Company, Limited, a Japanese corporation (“Shiseido” or “Parent”), hereby offers to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Bare Escentuals, Inc., a Delaware corporation (“Bare Escentuals” or the “Company”), that are issued and outstanding for $18.20 per Share the “Per Share Amount”, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the “Offer”). See Section 8 for additional information concerning Parent and Purchaser.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. If you own your shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply. Any tendering stockholder or other payee that fails to complete and sign the Internal Revenue Service (“IRS”) Form W-9, which is included in the Letter of Transmittal, or the appropriate IRS Form W-8 may be subject to required U.S. federal income tax backup withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 5. Purchaser or Parent will pay all charges and expenses of BNY Mellon Shareowner Services (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with the Offer. See Section 16.

THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”) HAS RESOLVED, BY UNANIMOUS VOTE OF THOSE PRESENT AND VOTING, THAT THE TERMS OF THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY, ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND HAS RESOLVED TO RECOMMEND THAT (I) THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND (II) TO THE EXTENT REQUIRED TO CONSUMMATE THE MERGER, THE STOCKHOLDERS OF THE COMPANY ENTITLED TO VOTE THEREON ADOPT THE MERGER AGREEMENT, SUBJECT TO THE TERMS AND CONDITIONS THEREIN, AND THE TRANSACTIONS CONTEMPLATED THEREBY.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THE NUMBER OF SHARES (AS DEFINED HEREIN) THAT, SHALL CONSTITUTE A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (INCLUDING, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE EXERCISE OF ANY OPTIONS) (THE “MINIMUM CONDITION”), (II) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE “HSR ACT”), OR ANY NON-U.S. ANTITRUST LAWS HAVING EXPIRED OR BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER (THE “ANTITRUST CONDITION”), (III) THE NEW EMPLOYMENT AGREEMENT BETWEEN THE COMPANY AND LESLIE BLODGETT (“MS. BLODGETT”) NOT HAVING BEEN TERMINATED, AND MS. BLODGETT CONTINUING TO BE EMPLOYED AS THE COMPANY’S CHIEF EXECUTIVE OFFICER, AND NOT HAVING BECOME INCAPABLE OF FULFILLING HER DUTIES IN SUCH CAPACITY DUE TO INCAPACITY, DISABILITY OR FOR ANY OTHER REASON (THE “CEO CONDITION”) AND (IV) CERTAIN ANCILLARY AGREEMENTS ENTERED INTO IN CONNECTION WITH THE OFFER NOT HAVING BEEN AMENDED OR TERMINATED (THE “ANCILLARY AGREEMENTS CONDITION”). THE OFFER IS ALSO SUBJECT TO

CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTIONS 1 AND 14, WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 14, 2010 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become an indirect subsidiary of Parent, with Ms. Blodgett owning a 2.43% indirect economic interest and Parent indirectly owning all voting rights and the remaining economic interest in the Surviving Corporation. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) shall be canceled and converted automatically into the right to receive the Per Share Amount, or any higher price that may be paid per Share in the Offer, without interest and subject to applicable withholding taxes. Stockholders who demand and fully perfect appraisal rights under Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law. See Section 11. The Merger Agreement is more fully described in Section 10. Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are described in Section 5.

Concurrently with entering into the Merger Agreement, Parent, Purchaser and Berkshire Partners LLC and certain of its affiliates (collectively, the “Berkshire Stockholders”) entered into a Stockholders Support Agreement, dated as of January 14, 2010 (the “Stockholders Support Agreement”), pursuant to which the Berkshire Stockholders have agreed, among other things, (i) to validly tender (and not withdraw) all Shares over which the Berkshire Stockholders have the sole power to vote and sell into the Offer and (ii) to vote (a) against any action, agreement (other than the Merger Agreement and the transactions contemplated thereby) or proposal that would result in a breach of any representation or warranty, covenant or other obligation of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement that are voted on by the stockholders of the Company. Each of the Berkshire Stockholders also granted to Parent an irrevocable proxy with respect to the voting of the Shares solely in relation to those matters set forth, and in the manner described, in the preceding sentence, upon the terms and subject to the conditions set forth in the Stockholders Support Agreement. On January 14, 2010, the Berkshire Stockholders owned (beneficially and of record) and had sole voting authority with respect to 14,350,423 Shares, constituting approximately 15.59% of the outstanding Shares (or approximately 14.80% of the outstanding Shares on a fully diluted basis). Upon consummation of the transactions contemplated by the Stockholders Support Agreement, the Minimum Condition would be satisfied if Purchaser acquired an additional 35.20% of the issued and outstanding Shares. For a more detailed description of the terms and conditions of the Stockholders Support Agreement, see Section 10.

Concurrently with entering into the Merger Agreement, the Company and each of Ms. Blodgett, the Company’s Chief Executive Officer, and Myles McCormick, the Company’s Chief Financial Officer and Chief Operating Officer, entered into new employment agreements, each of which will be effective as of the date of the closing of the Offer (the “LB Employment Agreement” and the “MM Employment Agreement”, respectively, and together the “New Employment Agreements”). For a more detailed description of the terms and conditions of the New Employment Agreements, see Section 10.

Concurrently with entering into the Merger Agreement, Parent, Ms. Blodgett, on behalf of herself and as trustee of the Blodgett Family Trust dated June 7, 2004 (together the “Blodgett Stockholders”), entered into an agreement (the “Contribution Agreement”) pursuant to which the Blodgett Stockholders have agreed, among other things, (i) not to tender or cause to be tendered in the Offer, any Shares, (ii) immediately following the acceptance of Shares for payment pursuant to the Offer, to contribute 4,710,963 Shares of the 5,600,691 Shares (excluding any

Shares issuable upon exercise of stock options) beneficially owned by Ms. Blodgett to Blush Holdings, LLC (“Holdings LLC”), the sole stockholder of Purchaser and a wholly-owned indirect subsidiary of Parent, in exchange for (a) $44,966,496 in cash, which, together with the $16,193,050 that Ms. Blodgett will receive in the Merger for 889,728 Shares that she will not contribute to Holdings LCC pursuant to the Contribution Agreement, represents the amount of cash that the Blodgett Shareholders would have received in the Merger for approximately 60% of the Shares beneficially held by the Blodgett Stockholders on the date of the Contribution Agreement, and (b) Class II interests in Holdings LLC in exchange for the remainder of her Shares that were contributed to Holdings LLC, and (iii) to vote (a) against any action, agreement (other than the Merger Agreement and the transactions contemplated thereby) or proposal that would result in a breach of any representation or warranty, covenant or other obligation of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement that are voted on by the stockholders of the Company. Parent and the Blodgett Stockholders further agreed that the remaining 889,728 Shares held by the Blodgett Stockholders would continue to be held by the Blodgett Stockholders until acquired by Parent in the Merger for the Per Share Amount (or any higher price that may be paid per Share in the Offer and subsequently the Merger). Any exercisable stock options held by Ms. Blodgett will be cashed out in accordance with the procedures set forth in the Merger Agreement. Each of the Blodgett Stockholders also granted to Parent an irrevocable proxy with respect to the voting of the Shares solely in relation to those matters set forth, and in the manner described, in Clause (iii) of the preceding sentence, upon the terms and subject to the conditions set forth in the Contribution Agreement.

Holdings LLC intends to contribute the Shares it receives from the Blodgett Stockholders to Purchaser prior to consummation of the Merger. On January 14, 2010, the Blodgett Stockholders owned (either beneficially or of record) 5,600,691 Shares (excluding any shares issuable upon exercise of options), constituting approximately 6.08% of the outstanding Shares (or approximately 5.78% of the outstanding Shares on a fully diluted basis), and the 4,710,963 Shares to be contributed to Holdings LLC pursuant to the Contribution Agreement constitute approximately 5.12% of the outstanding Shares (or approximately 4.86% of the outstanding Shares on a fully diluted basis). For a more detailed description of the terms and conditions of the Contribution Agreement, see Section 10.

Concurrently with entering into the Merger Agreement, the Company and Ms. Blodgett entered into an Amended and Restated Name and Likeness License Agreement dated January 14, 2010 (the “New License Agreement”), which will be effective as of the closing date of the Offer, pursuant to which the Company and Ms. Blodgett have agreed to certain matters relating to the Company’s use of Ms. Blodgett’s name and likeness, among other things, in its products and advertising. For a more detailed description of the terms and conditions of the New License Agreement, see Section 10.

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this paragraph) multiplied by the percentage that the aggregate number of Shares then beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding. In the Merger Agreement, the Company has agreed, at such time, to promptly take all actions necessary to cause Purchaser’s designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the consummation of the Offer, and, if necessary, the approval and adoption of the Merger Agreement and the Merger by the requisite vote of the stockholders of the Company (if required by Delaware Law or Bare Escentuals’ certificate of incorporation). For a more detailed description of the conditions to the Merger, see Section 10. Under the Company’s certificate of incorporation and Delaware Law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if Purchaser acquires (pursuant to the Offer, the Contribution Agreement or otherwise) at least a majority of the outstanding Shares, then Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder. See Sections 10 and 11.

Under Delaware Law, if Purchaser acquires, pursuant to the Offer, the Contribution Agreement or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company’s stockholders. In such event, Parent, Purchaser and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective in accordance with Delaware Law as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer, the Contribution Agreement or otherwise and a vote of the Company’s stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger. See Section 11. If Purchaser acquires less than 90% of the then outstanding Shares pursuant to the Offer, Purchaser may elect to purchase, pursuant to a top up option in the Merger Agreement (the “Top Up Option”), a number of Shares sufficient to increase its ownership of Shares to at least 90% of the then outstanding Shares, provided that the number of Shares issuable under the Top Up Option may not exceed lesser of (i) the aggregate number of Shares that, when added to the number of Shares owned by Parent or Purchaser immediately following the consummation of the Offer and the contribution of Shares by the Blodgett Stockholders, constitute one Share more than 90% of the Shares outstanding (on a fully-diluted basis) and (ii) the the aggregate number of Shares held as Treasury Shares by the Company and the number of Shares that the Company is authorized to issue under its certificate of incorporation but which (A) are not issued and outstanding, (B) are not reserved for issuance pursuant to any of the Company’s stock option plans and (C) are issuable without the approval of the Company’s stockholders. Exercising the Top Up Option will enable Purchaser to approve and adopt the Merger Agreement and the Merger without a vote of the Company’s stockholders. Although Purchaser currently intends to purchase Shares pursuant to the Top Up Option to the extent necessary for this purpose, there can be no assurance that Purchaser will ultimately do so.

The Company has advised Purchaser in the Merger Agreement that as of January 13, 2010, there were 92,048,851 Shares issued and outstanding (including 75,301 restricted Shares issued to directors, employees and officers of the Company), 4,873,455 Shares were reserved for issuance pursuant to outstanding employee stock options, 41,646 Shares issuable pursuant to Restricted Stock Units, and 112,500 Shares were held in the treasury of the Company. As a result, as of such date, the Minimum Condition would be satisfied if Purchaser acquired 48,481,976 Shares. Also, as of such date, Purchaser could cause the Merger to become effective in accordance with Delaware Law, without a meeting of the Company’s stockholders, if Purchaser acquired 87,267,557 Shares.

Purchaser may provide for a subsequent offering period (a “Subsequent Offering Period”) of at least three business days in connection with the Offer. If Purchaser elects to provide a Subsequent Offering Period, it will make a public announcement thereof on the next business day after the previously scheduled Expiration Date. See Section 1.

No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights in connection with the Merger regardless of whether the Merger is consummated with or without a vote of the Company’s stockholders. See Section 11.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.	Terms of the Offer; Expiration Date.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 4) on or prior to the Expiration Date. As used herein, “Expiration Date” means 12:00 midnight, New York City time, on Monday, March 8, 2010, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which case Expiration Date shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.

The Offer is subject to the conditions set forth in Section 14, including the satisfaction of the Minimum Condition, the Antitrust Condition, the Ancillary Agreements Condition and the CEO Condition. Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”) and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive any such condition in whole or in part, in its sole discretion. Subject to the applicable rules and regulations of the Commission and subject to the terms and conditions of the Merger Agreement, Purchaser also expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, that the Purchaser may not, without the prior consent of the Company, (i) waive the Minimum Condition, (ii) decrease the price per Share payable in the Offer, (iii) change the form of consideration payable in the Offer, (iv) reduce the number of Shares to be purchased in the Offer, (v) amend any term of the Offer in any manner adverse to holders of Shares, (vi) impose conditions to the Offer not set forth on Annex A to the Merger Agreement or amend any of the conditions to the Offer not set forth on Annex A to the Merger Agreement or (vii) extend the term of the Offer other than as permitted by the Merger Agreement.

The Merger Agreement provides that Purchaser may, without the consent of the Company, (i) extend the Offer for successive periods of not more than ten business days beyond the scheduled expiration date, which shall be 30 business days following the commencement of the Offer, if, at the scheduled expiration of the Offer, any of the conditions to Purchaser’s obligation to accept for payment Shares is not satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Commission, or the staff thereof, applicable to the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the Depositary.

Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified in Section 14, and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the provisions of the Merger Agreement described above, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or the Public Relations Newswire.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period.

Purchaser may provide for a Subsequent Offering Period in connection with the Offer to meet its objective of acquiring a number of Shares that, when added to the number of Shares then owned by Parent and Purchaser, represents at least 90% of the Shares on a fully diluted basis. If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Commission, Purchaser may elect to extend its offer to purchase Shares beyond the Expiration Date for a Subsequent Offering Period of at least three business days, if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 4) prior to the Expiration Date. Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 4. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Offering Period. Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Dow Jones News Service or the Public Relations Newswire on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, a “business day” means any day on which the principal offices of the Commission in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided Purchaser with the Company’s stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment promptly after the Expiration Date all Shares validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date. Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable laws. See Sections 1 and 15. If Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1.

In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined below) and (iii) any other documents required under the Letter of Transmittal. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message), in each case prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer.  The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market (“Nasdaq”) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery above may not be used during any Subsequent Offering Period.

In all cases (including during any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal.

Determination of Validity.  All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law and the Merger Agreement or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Purchaser that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing the Letter of Transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after January 14, 2010). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

Under the backup withholding provisions of U.S. federal income tax law, the Depositary may be required to withhold 28% of any payments of cash pursuant to the Offer. To prevent backup withholding of U.S. federal income tax with respect to payment to certain stockholders of the purchase price of Shares purchased pursuant to the Offer, each such stockholder generally must provide the Depositary with such stockholder’s correct U.S. taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal or the appropriate IRS Form W-8. See Instruction 9 of the Letter of Transmittal.

4.	Withdrawal Rights.

Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 25, 2010. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4, subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser decides to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 1.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded.  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following one of the procedures described in Section 3 (except Shares may not be re-tendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

5.	Material U.S. Federal Income Tax Consequences.

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders (each as defined below). The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to U.S. Holders and Non-U.S. Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, or to certain types of holders (including, without limitation, financial institutions, holders that actually or constructively owned more than 5% of the total outstanding Shares by vote or by value, insurance companies, U.S. expatriates, holders subject to the alternative maximum tax under the Code, tax-exempt organizations and traders or dealers in securities) that may be subject to special rules. This discussion does not address the effect of any U.S. federal estate or gift tax laws or any state, local, non-U.S. or other tax laws.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Shares whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (whether upon receipt of the Per Share Amount or pursuant to the proper exercise of dissenter’s rights) and who is: (i) an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate that is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

A Non-U.S. Holder is a beneficial owner of Shares whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (whether upon receipt of the Per Share Amount or pursuant to the proper exercise of dissenter’s rights) and who is not a U.S. Holder or a partnership or other pass-through entity.

The tax treatment of a partner in a partnership that holds Shares, including any entity treated as a partnership for U.S. federal income tax purposes, generally will depend on the status of the partner and the activities of the partnership. Partners in such partnerships holding Shares and such partnerships holding Shares should consult their own tax advisors.

EACH U.S. HOLDER AND NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

U.S. Holders

Sale of Shares.  The receipt of cash for Shares pursuant to the Offer or the Merger (whether upon receipt of the Per Share Amount or pursuant to the proper exercise of dissenter’s rights) by a U.S. Holder will be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger. Gain or loss must be determined separately for each block of Shares sold pursuant to the Offer or converted to cash in the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Shares for more than one year at the time of the completion of the Offer or consummation of the Merger (as applicable). Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, currently is subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding.  Payments to a U.S. Holder in connection with the Offer or Merger may be subject to backup withholding at a rate of 28% unless such U.S. Holder (i) provides a correct TIN (which, for an individual U.S. Holder, is the U.S. Holder’s social security number) and any other required information or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide a correct TIN may be subject to penalties imposed by the IRS. U.S. Holders may prevent backup withholding by completing and signing the IRS Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each U.S. Holder should consult its tax advisor as to such U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

Sale of Shares.  Any gain realized upon the receipt of cash for Shares pursuant to the Offer or the Merger by a Non-U.S. Holder will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, (ii) the Non-U.S. Holder is a nonresident alien individual who will be present in the United States for 183 days or more during the taxable year of Offer or the Merger, and certain other requirements are met, or (iii) the Shares constitute a “United States real property interest” for U.S. federal income tax purposes with respect to the Non-U.S. Holder by reason of the Company’s status as a “United States real property holding corporation” (a “USRPHC”) at any time within the shorter of the five-year period preceding the Offer or Merger (as applicable) or the Non-U.S. Holder’s holding period for the Shares. The Company has not disclosed in its public filings that it is or has been a USRPHC. However, even if the Company is or has been a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax as long as the Non-U.S. Holder actually or constructively holds or held, during the applicable period, 5% or less of the Company’s common stock.

Unless an applicable income tax treaty provides otherwise, gain described in (i) in the preceding paragraph will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder recognizing such gain were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Gain recognized by an individual Non-U.S. Holder described in (ii) in the preceding paragraph will be subject to U.S. federal income tax at a flat 30% rate (unless an applicable income tax treaty provides otherwise), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States for U.S. federal income tax purposes).

Backup Withholding.  Payments to a Non-U.S. Holder in connection with the Offer or Merger may be subject to backup withholding at a rate of 28% unless such a Non-U.S. Holder furnishes the required certification as to its non-U.S. status by providing the applicable IRS Form W-8 (a copy of which can be obtained from the Depositary) or by otherwise establishing that such Non-U.S. Holder is not subject to backup withholding. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is provided to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each Non-U.S. Holder should consult its tax advisor as to such Non-U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on Nasdaq under the symbol “BARE”. The following table sets forth, for the quarters indicated, the high and low sales prices per Share on Nasdaq as reported by the Dow Jones News Service. No dividends have been declared or paid on the Shares during the quarters indicated.

Shares Market Data

	High	Low

2007:
First Quarter	$37.89	$30.50
Second Quarter	43.22	32.68
Third Quarter	36.05	21.21
Fourth Quarter	28.22	19.25
2008:
First Quarter	$29.90	$19.51
Second Quarter	25.25	17.93
Third Quarter	19.67	10.58
Fourth Quarter	11.36	2.89
2009:
First Quarter	$5.55	$2.45
Second Quarter	10.50	4.01
Third Quarter	12.38	7.40
Fourth Quarter	14.87	10.70

On January 14, 2010, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser’s intention to commence the Offer, the closing price per Share as reported on Nasdaq was $12.74. On January 22, 2010 , the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on Nasdaq was $18.12. As of January 13, 2010, the approximate number of holders of record of the Shares was 42.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning the Company.

Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Parent and Purchaser have relied on the accuracy of such information furnished by the Company and/or included in the publicly available information on the Company and have not made any independent attempt to verify the accuracy of such information.

General.  The Company is a Delaware corporation with its principal executive offices located at 71 Stevenson Street, 22nd Floor, San Francisco, California. The telephone number for the Company’s principal executive offices is 415-489-5000. The Company is one of the leading prestige cosmetic companies in the United States and an innovator in mineral-based cosmetics. The Company develops, markets and sells branded cosmetics and skin care products primarily under its bareMineralstm, RareMineralstm, Buxomtm and md formulationstm brands worldwide.

Certain Projected Financial Data of the Company.  Prior to entering into the Merger Agreement, Parent conducted a due diligence review of the Company and in connection with such review received certain projections of the Company’s future operating performance. The Company does not in the ordinary course publicly disclose projections and these projections were not prepared with a view to public disclosure and are included herein only because they were provided to Parent and Purchaser. The Company has advised Parent and Purchaser that these projections were prepared by the Company’s management based on numerous assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, many of which are beyond the Company’s control. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. No assurances can be given with respect to any such assumptions. These projections do not give effect to the Offer or the potential combined operations of Parent and the Company or any alterations Parent may make to the Company’s operations or strategy after the consummation of the Offer. The information set forth below is presented for the limited purpose of giving the stockholders access to the material financial projections prepared by the Company’s management that were made available to Parent and Purchaser in connection with the Merger Agreement and the Offer.

	Fiscal Years
	2009	2010	2011
	(Millions of dollars)

Total Revenue	$557	$606	$662
Earnings Before Interest and Taxes	157	171	190
Net Income	90	106	121

Certain matters discussed herein, including, but not limited to these projections, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the information set forth above under “Certain Projected Financial Data of the Company”. While presented with numerical specificity, these projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and most of which are beyond the control of the Company. Accordingly, there can be no assurance that any of the Projections will be realized and the actual results for the fiscal years 2010, 2011 and 2012 may vary materially from those shown above.

In addition, these projections were not prepared in accordance with generally accepted accounting principles, and neither the Company’s nor Parent’s independent accountants has examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and accordingly assume no responsibility for these projections. These projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that any of Parent, Purchaser or the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events and the projections should not be relied on as such. None of Parent, Purchaser, or any other person to whom these projections were provided assumes any responsibility for the accuracy or validity of the foregoing projections. None of Parent, Purchaser or any of their respective affiliates or representatives has made or makes representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Forward-looking statements also include those preceded by, followed by or that include the words “believes”, “expects”, “anticipates” or similar expressions.

Available Information.  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the Commission. Such reports, proxy statements and other information is available free of charge on the Commission’s website at http://www.sec.gov.

8.	Certain Information Concerning Purchaser and Parent.

General.  Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 900 3rd Avenue, 15th Floor, New York, NY 10022. The telephone number of our principal offices is 203-656-7866. Purchaser is an indirect wholly-owned subsidiary of Parent. Following the purchase of Shares by Purchaser pursuant to the Offer and the completion of the transactions contemplated by the Contribution Agreement (see Section 10), Purchaser will be an indirect subsidiary of Parent, with Ms. Blodgett owning a 2.43% indirect economic interest and Parent indirectly owning all voting rights and the remaining economic interest in the Surviving Corporation.

Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

Parent is a Japanese corporation. Its principal offices are located at 7-5-5 Ginza, Chuo-ku, Tokyo 104-0061, Japan. The telephone number of Parent’s principal offices is +81-3-3572-5111. Parent is Japan’s largest cosmetics company, with operations in over 70 countries worldwide, and is one of the oldest cosmetics companies in the world. Parent develops, produces and sells skin care, make-up, fragrance and hair care products for men and women, and had annual sales of JPY 690.3bn (US$7.5bn) in fiscal year 2009.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and Parent and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Parent, Purchaser or, to the best knowledge of such corporations after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Except as described in this Offer to Purchase, (i) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except for the Stockholders Support Agreement, the New Employment Agreements and the Contribution Agreement, and as otherwise described in this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, since January 1, 2008, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent after reasonable inquiry, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 2008, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

9.	Financing of the Offer and the Merger.

We will need approximately US$1.86 billion to purchase all Shares pursuant to the Offer, to pay related fees and expenses and to complete the Merger. Parent will provide us with sufficient funds to satisfy these obligations. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

We do not believe that our financial condition is relevant to a decision by the holders of the Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash and if the holders of Shares (other than the Shares of Ms. Blodgett, whose Shares are subject to the terms of the Contribution Agreement) tender their Shares, following the Offer and the Merger, they will not have any continuing interest in the Company.

•	consummation of the Offer is not subject to any financing condition;

•	if we consummate the Offer, we expect to acquire all remaining Shares (other than the Shares of Ms. Blodgett, which are subject to the terms of the Contribution Agreement) in the Merger, in cash, for the Per Share Amount; and

•	we, through Parent, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer.

Parent has received a debt commitment letter, dated as of January 13, 2010 (the “Commitment Letter”) from Mizuho Bank, Ltd. (“Mizuho”) pursuant to which, and subject to the conditions set forth therein, Mizuho has committed to provide Parent with an unsecured senior credit facility (the “Senior Credit Facility”) in the amount of ¥190 billion, the approximate equivalent of $2.09 billion, for the purpose of financing the Offer and the Merger and paying fees and expenses related to the Offer and the Merger. Parent intends to use the proceeds of the Senior Credit Facility and cash on hand to finance the Offer and the Merger. The definitive documentation that will govern the Senior Credit Facility (the “Definitive Loan Documentation”) has not been finalized and, accordingly, the actual terms of the Senior Credit Facility may differ from those described in the summary terms of the Senior Credit Facility in the term sheet (the “Term Sheet”).

The foregoing summary description of the Commitment Letter and the Term Sheet is qualified in its entirety by reference to the Commitment Letter and the English language translation of the Term Sheet, which Purchaser has filed as Exhibits (b)(1) and (b)(2), respectively, to the Schedule TO filed with the Commission in connection with the Offer, which is available free of charge on the Commission’s website at http://www.sec.gov.

Conditions Precedent to the Funding of the Senior Credit Facility.  The availability of the Senior Credit Facility is subject to the following and other customary conditions precedent:

•	Purchaser is duly established in accordance with applicable laws and is validly existing;

•	Berkshire Partners LLC, Parent and Purchaser have entered into a shareholder support agreement;

•	Mizuho has, in consultation with Parent, reasonably confirmed that Purchaser will acquire more than 50% of the voting rights of the Company after the Offer is completed;

•	The board of directors of the Company has adopted a resolution in favor of the Offer;

•	The procedures of the Offer have been implemented in accordance with applicable laws in all material respects, it is reasonably likely that Purchaser will accept shares for purchase pursuant to the Offer and it is reasonably likely that Parent will not waive any material condition to the Offer;

•	The person(s), as agreed by Mizuho and Parent, is an officer of the Company, unless such person(s) otherwise resigns or is dismissed with reasonable cause;

•	Mizuho confirms that any material adverse change to the financial condition of Parent, Shiseido Americas Corp, Purchaser and the Company has not occurred from January 13, 2010, being the date the Commitment Letter was delivered to the Parent, and at the date of the drawdown notice under the Senior Credit Facility.

The Senior Credit Facility

General.  The Senior Credit Facility will be an unsecured facility under which Parent will be the borrower. An amount equal to the amount required to purchase all Shares tendered pursuant to the Tender Offer, together with cash on hand, will be drawn on or about the closing date of the Offer. No alternative financing arrangements or alternative financing plans have been made in the event that the Senior Credit Facility is not available as anticipated. However, the financing is not a condition to the Offer or the Merger.

Interest Rate and Fees.  Borrowings under the Senior Credit Facility are expected to bear interest at a rate equal to one month TIBOR (Tokyo Interbank Offered Rate) plus an applicable margin of 0.50% per annum. In addition, Parent will pay customary commitment and other fees.

Term, Repayment and Prepayments.  The term of the Senior Credit Facility will be 364 days from the execution date of the Definitive Loan Documentation. Parent will be entitled, on any date, to repay all or a part of the principal amount of the Senior Credit Facility. Parent is assessing various options to finance or repay the loan, but no plans or arrangements have been made. Parent will be required to prepay a portion of the Senior Credit Facility, upon customary terms and asset sales.

Other Terms.  The Definitive Loan Documentation governing the Senior Credit Facility will contain representations, warranties, affirmative and negative covenants and events of default customary for similar financings.

10.	Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements.

Over twelve months prior to July 2009, Parent had considered acquisition opportunities outside of Japan. In July 2009, Parent retained Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”) as its financial advisor in connection with a potential transaction with the Company.

On August 5, 2009, at the direction of Parent, BofA Merrill Lynch contacted the chairman of the Company’s board of directors, Ross M. Jones, and the Chief Executive Officer of the Company, Leslie M. Blodgett, to indicate that Parent would be submitting a letter of interest in relation to acquiring the Company. On August 7, 2009, Parent sent a letter of interest to the Company indicating that Parent would be interested in acquiring the Company at a price range of $13 to $14 per share in cash, representing a premium of 47 to 58% to the closing stock price on August 4, 2009. Parent’s August letter to the Company indicated that Parent’s offer would not be subject to any financing condition, but was subject to customary due diligence.

Between August 14 and 17, 2009, the Company’s financial advisor and BofA Merrill Lynch held several discussions regarding the reaction of the Company’s board of directors to Parent’s preliminary indication of interest. The Company’s financial advisor communicated to BofA Merrill Lynch that the Company’s board of directors viewed the price at which Parent indicated an interest in pursuing an acquisition to be in all likelihood too low to garner the support of the Company’s board of directors.

On August 25, 2009, BofA Merrill Lynch communicated to the Company’s financial advisor Parent’s desire for a meeting with the Company’s senior management before Parent would consider revising the previous indication of interest. The Company agreed to schedule an in-person meeting with the understanding that the purpose of the meeting was to permit Parent to determine whether it would have an interest in pursuing discussions at a higher price.

On September 17, 2009, the Company and Parent signed a mutual confidentiality agreement.

On September 18, 2009, representatives of Parent, including the Chief Executive Officer, Head of International and M&A Representative, met with Ms. Blodgett and the Chief Financial Officer / Chief Operating Officer of the Company, Myles McCormick, in San Francisco, California. During this in-person meeting, Ms. Blodgett and Mr. McCormick provided an overview of the Company and other corporate information. Also during this meeting, the Parent representatives provided an overview of Parent’s business and other corporate information. The Parent representatives also reiterated that Parent was interested in a potential acquisition of the Company.

On October 12, 2009, at Parent’s instruction, BofA Merrill Lynch contacted the Company’s financial advisor to communicate a revised oral indication of interest in acquiring the Company at a price of up to $18 per share, subject to completion of a comprehensive due diligence review of the Company.

In late October 2009, the Company provided additional financial information to Parent, including the management plan, upside opportunities and a distribution analysis. In addition, limited calls were held between representatives of Parent and its advisors and management of the Company to discuss the limited financial information provided to Parent.

During the first two weeks of November 2009, Parent met with potential legal, accounting and other advisors, and soon thereafter retained Shearman & Sterling LLP as its legal advisor, Deloitte Touche Tohmatsu as its accounting advisor and Boston Consulting Group as its strategic consultant.

On November 6, 2009, at the request of Parent, BofA Merrill Lynch contacted the Company’s financial advisor to communicate a revised oral indication of interest in acquiring the Company at a price range of $16.50 to $18.50 per share, with a proposed timeline for entering into a definitive acquisition agreement with the Company within 45 days.

On November 12, 2009, the Company’s financial advisor communicated to BofA Merrill Lynch that the Company would be willing to provide Parent and its advisors the opportunity to conduct detailed due diligence and explore whether a transaction could be completed at or above the high end of Parent’s revised indication.

On November 15, 2009, representatives of BofA Merrill Lynch sent a detailed due diligence request list to the Company’s financial advisor and the Company began preparing an electronic data room that contained information and documentation requested by Parent.

Over the several weeks following November 18, 2009, representatives from the Company’s financial advisor coordinated additional due diligence calls between the Company’s financial advisor and the Company’s management and Parent. Representatives and advisors of Parent were given access to the electronic data room on November 21, 2009. Beginning on that date, representatives and advisors of Parent reviewed the information and documentation contained in the data room, and the Company’s management conducted numerous telephonic meetings with representatives of Parent in connection with Parent’s due diligence review of the Company.

During this period, representatives of the Company’s financial advisor communicated to Parent that there was another party interested in the acquisition of the Company.

On December 2, 2009, representatives of Parent, along with Company management and a representative of the Company’s financial advisor, visited the Company’s distribution center in Ohio.

On December 3, 4 and 5, 2009, senior management of the Company, along with the Company’s financial advisor and the Company’s outside legal counsel, held in-person due diligence meetings in San Francisco, California with senior management of Parent and its financial, strategic, legal and accounting advisors. During these meetings, the Company provided Parent with detailed information, including a review of the Company’s strategy, operations and financial performance.

On December 15, 2009, the Company provided Parent with the Company’s proposed form of merger agreement. On December 17, 2009, the Company’s financial advisor sent a letter to Parent which provided guidelines with respect to timing and procedures for submitting a definitive written proposal for an acquisition of 100% of outstanding capital stock of the Company (a “Final Proposal”) on December 28, 2009, consistent with the timeline that had been communicated to Parent. The Process Letter emphasized that a Final Proposal should represent Parent’s best and final offer, should include bidder’s proposed revisions to the Merger Agreement, and that Parent should not assume that it would have an opportunity to modify the Final Proposal, whether to re-bid at a higher purchase price or to modify other terms and conditions in the Final Proposal. In addition, the Company’s financial advisor reminded Parent that it was participating in a competitive process.

On December 17 through 19, 2009, at the invitation of Parent, Ms. Blodgett, Mr. McCormick and one other member of the Company’s management team, together with a representative of the Company’s financial advisor, traveled to Japan to visit certain facilities of Parent and to discuss the potential acquisition of the Company by Parent.

On December 23, 2009, the Company and Parent entered into a second confidentiality agreement governing access by Parent to certain sensitive information relating to the Company’s business. Thereafter the Company provided certain additional information to Parent.

A meeting of Parent’s Executive Committee was held on December 23, 2009, at which Parent’s management received a report on the status of the transaction from its negotiating team as well as its advisors.

On December 25 (Tokyo time), 2009, Parent’s board of directors met to discuss the potential transaction involving the Company. Following its deliberations, Parent’s board of directors authorized its negotiating team to submit an offer and to continue working towards a transaction.

On December 26, 2009, at Parent’s instruction, BofA Merrill Lynch called the Company’s financial advisor to indicate that Parent’s offer to acquire the Company was $18 per share in cash.

On December 28, 2009, at Parent’s direction, BofA Merrill Lynch submitted to the Company’s financial advisor and legal advisor the written offer of Parent for an acquisition of the Company, including Parent’s revisions to the form of Merger Agreement. Parent indicated that its proposal, including the proposed purchase price, was conditioned on final confirmatory due diligence, the negotiation and execution of a stockholder support agreement with the Berkshire Stockholders, execution of an agreement with Ms. Blodgett pursuant to which she would receive cash for a portion of her shares and continue to hold an indirect interest in the Company for three years, execution of employment agreements with key employees and other customary closing conditions, including all necessary regulatory approvals. Parent’s proposal contemplated a transaction structure in which a wholly-owned subsidiary of Parent would commence a tender offer for all outstanding common stock of the Company for a purchase price of $18 per share, which represented a premium of 44% to the closing stock price on December 24, 2009. Parent indicated that its offer was not subject to any financing contingency. On the evening of December 28, 2009, a member of Parent’s board of directors called Ms. Blodgett to further discuss the terms set forth in Parent’s offer.

On January 1, 2010, the Company’s financial advisor contacted BofA Merrill Lynch and requested that Parent increase its offer. In addition, the Company’s financial advisor discussed with BofA Merrill Lynch the key contractual terms based on Parent’s draft Merger Agreement, as noted above. On January 2, 2010, at Parent’s request, BofA Merrill Lynch communicated an oral proposal to the Company’s financial advisor stating that Parent was prepared to pay $18.20 per share in cash to acquire the Company, stating that this was its “last and final” offer for the Company. In addition, Parent agreed to accept the Company’s position on several of the key contractual points, including (i) the transaction structure, (ii) the size of the termination fee and (iii) the terms of the no-solicitation provisions and the absence of a contractual “match right.” BofA Merrill Lynch also communicated to the Company’s financial advisor that Parent would not participate in a transaction that did not involve (x) a continued indirect ownership interest by Ms. Blodgett in the Company and (y) a condition to the Offer relating to her continued ability to perform her obligations as Chief Executive Officer of the Company through the closing of the Offer.

On January 4 and 5, 2010, Ms. Blodgett and Mr. McCormick and Ms. Blodgett’s attorneys, together with Mr. Jones, Chairman of the board of directors of the Company, and representatives of the Company’s financial advisor met with representatives of Parent and its legal advisors to discuss the contribution agreement, an amendment to the name and likeness license agreement between Ms. Blodgett and the Company, and employment arrangements on which Parent had conditioned its willingness to enter into a Merger Agreement with the Company. Ms. Blodgett, Mr. McCormick and Parent, together with their respective legal advisors, continued to negotiate the terms and forms of the contribution agreement, amendment to the name and likeness license agreement and employment arrangements over the following week. Over these two days, BofA Merrill Lynch initiated several telephone calls with the Company’s financial advisor to discuss Parent’s proposals regarding the contribution agreement and the employment arrangements with Ms. Blodgett. In addition, during the same period, at the instruction of Parent, BofA Merrill Lynch sent to the Company’s financial advisor a summary of the proposed contribution of Shares by Ms. Blodgett in return for cash at the Per Share Amount and interests in a limited liability company that is a wholly-owned subsidiary of Parent and, after the Merger, would become an intermediate holding company of the Company.

On January 6, 2010, Shearman & Sterling LLP sent to the Company’s legal advisor a draft Stockholders Support Agreement in relation to shares held by the Berkshire Stockholders. The Company’s legal advisor indicated that the Berkshire Stockholders were willing to enter into a Stockholders Support Agreement contemporaneously with the execution of the Merger Agreement so long as the Stockholders Support Agreement would terminate in the event that the Merger Agreement were terminated, including upon termination thereof by the Company due to a Superior Proposal (as defined in the Merger Agreement). Parent agreed to this provision with the Berkshire Stockholders and the parties finalized the Stockholders Support Agreement over the next several days.

Between January 6 and 13, 2010, the Company provided additional diligence information in order to permit Parent to complete its outstanding due diligence. As part of this final diligence process, the Company provided Parent and its advisors with draft disclosure schedules to the Merger Agreement. In addition, the Company and Parent and their outside legal advisors continued to negotiate the Merger Agreement during this period.

On January 12, 2010, a member of Parent’s board of directors called Ms. Blodgett to discuss outstanding issues relating to the contribution agreement, the amendment to the name and likeness agreement, the employment agreements with Ms. Blodgett and Mr. McCormick and the timing of the execution of the transaction documents and public announcement of the transaction.

On January 13, 2010, Ms. Blodgett and Mr. McCormick reached agreement with Parent on the terms of their new employment agreements, the amendment to the name and likeness license agreement to be entered into between Ms. Blodgett and the Company and the contribution agreement to be entered into by Ms. Blodgett and Parent.

On the morning of January 15 (Tokyo time), 2010, the board of directors of Parent convened and approved the Merger Agreement and the Offer. Immediately following the receipt of board approval, which occurred after the close of trading on Nasdaq on Thursday, January 14, 2010, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and the related agreements were executed by the parties thereto. Immediately thereafter, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed as an Exhibit to the Form 8-K filed with the Commission by the Company on January 15, 2010 and incorporated by reference into the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Purchaser and Parent with the Commission in connection with the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed therein in the Merger Agreement. The Form 8-K filing containing the Merger Agreement is available free of charge on the Commission’s website at http://www.sec.gov.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than ten business days after the execution of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 hereof. Purchaser and Parent have agreed that, without the prior consent of the Company, Purchaser may not (i) waive the Minimum Condition, (ii) decrease the price per Share payable in the Offer, (iii) change the form of consideration payable in the Offer, (iv) reduce the number of Shares to be purchased in the Offer, (v) amend any term of the Offer in any manner adverse to holders of Shares, (vi) impose conditions to the Offer not set forth on Annex A to the Merger Agreement or (vii) extend the Offer other than as permitted by the Merger Agreement.

The Merger.  The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become an indirect subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be canceled and converted automatically into the right to receive the Per Share Amount.

Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. Subject to the Merger Agreement, at the Effective Time, the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation; provided, that, at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation will be amended to read as follows: “The name of the corporation is Bare Escentuals, Inc.” Subject to the Merger Agreement, at the Effective Time, the by-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the by-laws of the Surviving Corporation.

Stockholders’ Meeting.  Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger (the “Stockholders’ Meeting”). If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. See Section 11.

Proxy Statement.  The Merger Agreement provides that the Company shall, if approval of the Company’s stockholders is required by applicable law to consummate the Merger, promptly following consummation of the Offer, with the assistance and approval of Parent, file with the Commission under the Exchange Act a proxy statement and related proxy materials (the “Proxy Statement”) with respect to the Stockholders’ Meeting and shall use its reasonable best efforts to respond to any comments of the Commission as promptly as practicable. The Company has agreed to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to stockholders of the Company at the earliest practicable time. The Company has agreed to include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Purchaser or Parent, the recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the Merger. Parent and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the Merger. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90% of the then outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective, in accordance with Delaware Law, as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders.

Conduct of Business by the Company Pending the Merger.  Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time (or such earlier date on which the Merger Agreement may be terminated), unless Parent consents in writing, the Company shall conduct its business, and shall cause its subsidiaries (the “Subsidiaries” and, individually, a “Subsidiary”) to conduct their respective businesses, in all material respects in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve their business organizations intact and maintain existing relations with key customers, suppliers, employees and other persons with whom the Company or the Subsidiaries have material business relationships.

Between the date of the Merger Agreement and the Effective Time, the Company is subject to specific restrictions on the operations of its business (in addition to the general covenant referred to in the immediately preceding paragraph), including restrictions relating to: the issuance of securities of the Company; the incurrence of indebtedness or extension of loans to third parties; selling, pledging or disposing of assets; making unbudgeted capital expenditures; acquisitions or mergers; adopting or materially amending employee benefit plans or arrangements; material changes in financial or tax accounting methods; commencement or settlement of material legal or other claims; use of intellectual property; tax matters; amending, modifying or terminating material contracts; amending the organizations documents of the Company or its Subsidiaries; liquidation or dissolution; and agreements to take any of the actions listed above

Company Board Representation.  The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser’s designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each Subsidiary, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, the Company has agreed to cause the Board to have at least two members of the Board who are (i) directors on the date of the Merger Agreement and (ii) independent directors for the purposes of the continued listing requirements of Nasdaq shall remain members of the Board and of such boards and committees.

The Merger Agreement provides that, following the election or appointment of Purchaser’s designees in accordance with the immediately preceding paragraph and prior to the Effective Time, the approval of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company or any Subsidiary shall be required to authorize (and such approval shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any amendment or modification of the Merger Agreement or the certificate of incorporation or by-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, or any waiver of compliance with any condition or agreement contained therein for the benefit of the Company or any of the Company’s rights thereunder. Such directors shall have the authority to retain counsel (which may include current counsel to the Company) at the expense of the Company for the purpose of fulfilling either Parent’s or Purchaser’s obligations under the Agreement, and shall have the authority following the election of Purchaser’s designees to the Board in accordance with the immediately preceding paragraph, to institute any action on behalf of the Company to enforce the performance of the Agreement in accordance with its terms

Access to Information.  Pursuant to the Merger Agreement, until the Effective Time, the Company shall afford the officers, directors, employees consultants, agents, advisors, affiliates and other representatives retained in connection with the transaction, of Parent and Purchaser reasonable access during normal business hours to the Company’s properties, books, contracts and records, and shall furnish promptly to Parent such information concerning its business and properties as Parent may reasonably request. The Company is not obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable law, constitute a material breach of a contract or obligation of confidentiality owing to a third party, create a material risk of waiver of an attorney-client privilege or expose the Company to material risk of liability for disclosure of sensitive or personal information. Until the Effective Time, the information provided will be subject to the terms of the Confidentiality Agreement and the Supplemental Confidentiality Agreement (each as defined below).

No Solicitation of Transactions.  The Company has agreed that neither it nor any Subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information other than in the ordinary course of business) any inquiries regarding, or the making of any proposal or offer (including any proposal or offer to the Company’s stockholders) that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding a Takeover Proposal or (iii) enter into any agreement or agreement in principle with respect to a Takeover Proposal.

Notwithstanding the preceding paragraph, if the Company or its representatives receives an unsolicited, written, bona fide Takeover Proposal, which was made on or after the date of the Merger Agreement and did not arise or result from any breach of the Merger Agreement, then, subject to certain conditions, (i) the Company and its Representatives may contact such person or group of persons to clarify the terms and conditions thereof and (ii) if the Board of Directors of the Company, or any committee thereof, determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to a confidentiality agreement that is already in existence as of the date of the Merger Agreement or that contains provisions no less favorable than those contained in the Confidentiality Agreement described below (an “Acceptable Confidentiality Agreement”), information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and (B) engage in or otherwise participate in discussions and/or negotiations with the person or group of persons making such Takeover Proposal.

As used in the Merger Agreement, “Takeover Proposal” means any bona fide inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Shares, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, “Superior Proposal” means any bona fide written Takeover Proposal on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation thereof), and the Merger Agreement (including any changes to the terms of the Merger Agreement committed to by Parent to the Company in writing in response to such proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

The Company has also agreed that it shall not (i)(A) change, qualify, withdraw or modify, or publicly propose to change, qualify, withdraw or modify, in a manner adverse to Parent, the recommendation of the Board of Directors of the Company, (B) take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act or (C) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a

Takeover Proposal or (ii) authorize the Company or any of its subsidiaries to enter into any letter of intent, merger, acquisition or similar agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, the Board of Directors of the Company may change, qualify, withdraw or modify, in any manner adverse to the Parent, its Board recommendation if the Board of Directors of the Company determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that the Takeover Proposal constitutes a Superior Proposal and the failure to take such action would be inconsistent with its fiduciary duties to the Company and its stockholders under applicable law.

The Company has agreed to, and will cause it Subsidiaries and direct each of their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. The Company has also agreed to promptly advise Parent orally and in writing of (i) any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting a Takeover Proposal or any transaction that the Company believes could reasonably constitute a Takeover Proposal, including any request for discussions or negotiations, any request for information relating to the Company or any of its Subsidiaries or any request for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, in each case, to the extent the Company believes such request could reasonably lead to a Takeover Proposal.

The Company has agreed not to waive any provision of any existing confidentiality or standstill agreement to which it is a party, and to terminate any such waiver that was previously granted.

Notwithstanding the foregoing, the Company shall be permitted to grant a waiver or release to any person or group of persons subject to an Acceptable Confidentiality Agreement for the sole purpose of allowing such person or group of persons to submit a Takeover Proposal that the Board of Directors of the Company, or any committee thereof, determines in good faith could reasonably be expected to lead to a Superior Proposal if the Board of Directors determines that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

Company Stock Plans and Other Employee Benefits.  The Merger Agreement also provides that each outstanding stock option that represents the right to acquire Shares (each, an “Option”) that is unexercised as of immediately prior to the Effective Time will, at the Effective Time, vest in full and be cancelled and converted at the Effective Time into the right to receive from the Surviving Corporation, as soon as practicable following the Effective Time, an amount in cash for each Share issuable under a particular Option equal to the excess, if any, of (x) the Per Share Amount over (y) the per Share exercise price of such Option, less any applicable tax and other withholdings.

Each Share that is subject to a risk of forfeiture (each, a “Restricted Share”) that is outstanding immediately prior to the Effective Time will, at the Effective Time, vest in full and be converted into the right to receive the Per Share Amount without interest from the Surviving Corporation as soon as practicable following the Effective Time, less any applicable tax and other withholdings.

At the Effective Time, each right, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans, other than Options and Restricted Shares (the “Company Awards”), will vest in full and be converted into a right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company Award immediately prior to the Effective Time (and, to the extent applicable, assuming target levels of achievement under the respective award agreement and the Company Stock Plan) times (ii) the Per Share Amount (or, if the Company Award provides for payments to the extent the value of the Shares exceeds a specified reference price, the amount, if any, by which the Per Share Amount exceeds such reference price) (the “Award Consideration”), less any applicable tax and other withholdings from the Surviving Corporation as soon as practicable following the Effective Time.

For a period of 18 months following the Effective Time, Parent will provide, or will cause to be provided, to each employee of the Company and its Subsidiaries who is employed as of immediately prior to the Effective Time (collectively, the “Company Employees”) annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation) and benefits that are no less favorable than such annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation) and benefits provided to such Company Employee immediately prior to the Effective Time. However, the Surviving Corporation may, consistent with the Company’s past practice and, if applicable, in accordance with the provisions of the Company Employee’s employment or other individual agreement, terminate the employment of any Company Employee or demote any such Company Employee (with a corresponding change to such Company Employee’s annual base salary and base wages, cash incentive compensation opportunities and benefits), in each case, for cause. In addition, Parent will, or will cause the Surviving Corporation to, provide Company Employees whose employment terminates during the 18 month period following the Effective Time who are not parties to individual agreements providing severance or termination benefits with severance benefits at levels no less than the benefits provided under the Company’s severance policies in effect as of December 31, 2009.

For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including any material employee benefit plan maintained by the Company or any Subsidiary) (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing will not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. From and after the Effective Time, Parent will honor, and will cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any Company Employee. In addition, each Company Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under an employee benefit plan maintained by the Company or any Subsidiary in which such Company employee participated immediately before the Effective Time and will receive credit for any expenses incurred by the Company Employee for purposes of satisfying all premiums, deductible, coinsurance, and maximum out-of-pocket requirements for the applicable plan year.

Immediately prior to the Effective Time, the Company will pay each participant in any and/or all bonus plans or programs maintained by the Company and each of its Subsidiaries (each, a “Bonus Plan”), who remains employed through the Effective Time for the applicable bonus period in which the Effective Time occurs, a cash amount equal to the product of (i) the bonus award earned by such participant for the applicable bonus period in which the Effective Time occurs under the Bonus Plan (assuming a full period of performance) based upon actual or target performance, as determined in the sole discretion of the Company, and (ii) a fraction, the numerator of which is the number of days elapsed in the plan year from the commencement of the most recent plan period until the date on which the Effective Time occurs and the denominator of which is 360 for annual bonus plans or 90 for quarterly bonus plans, as applicable. Following the payment of pro rata bonuses as provided in the preceding sentence, Parent will cause the Surviving Corporation to maintain a bonus plan or plans for the remainder of the year in which the Effective Time occurs on comparable terms and conditions and pursuant to comparable targets and performance measures as were in effect for such entire year, subject to certain adjustments.

Directors’ and Officers’ Indemnification Insurance.  The Merger Agreement further provides that the certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification (including limitation of liabilities of directors and officers and advancement of expenses) than are currently set forth in the Company’s certificate of incorporation and by-laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in a manner that would affect adversely the rights thereunder of each individual who, at the Effective Time is, or at any time prior to the Effective Time was, a director or an officer of the Company or any of its Subsidiaries (each, an “Indemnitee”). The Merger Agreement also provides that Parent shall cause the Company and the Surviving Corporation to honor and abide by certain indemnification agreements entered into between the Company and certain of its current and former directors, officers and employees.

Parent shall bear the full cost of, and shall cause the Company to maintain in effect, for at least six years commencing on and immediately following the Effective Time, one or more director and officer tail policy(ies). Prior to the Effective Time, the Company shall obtain one or more prepaid, fully-earned and non-cancellable directors and officers tail policies applicable on and after the Effective Time, for a period equal to, at the Company’s sole discretion, the greater of (i) six years immediately following the Effective Time and (ii) the statute(s) of limitations applicable to the acts and omissions of the directors and officers of the Company up through and including the Effective Time. Such director and officer policies shall provide at least the same coverage with respect to amounts, terms and conditions, as the directors and officers liability insurance policies maintained by the Company on the date of the Merger Agreement. The Company is not required to pay a premium in excess of 200% of the last annual premium paid by the Company for its current directors and officers insurance policies. Parent further agreed that, notwithstanding anything to the contrary set forth above, it shall take any necessary actions to ensure that at no time shall the coverage for the Indemnitees be less than the directors’ and officers’ liability insurance coverage then provided by Parent to its directors and officers.

The Merger Agreement further provides that the provisions relating to directors’ and officers’ liability insurance are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives, and that each Indemnitee is a third-party beneficiary of the indemnification provisions described in this section.

Parent and Purchaser acknowledge in the Merger Agreement that an Indemnitee has or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other entities and/or organizations, and agree that the Surviving Corporation shall, at all times, be the indemnitor of first resort (i.e., its obligations to an Indemnitee shall be primary).

Parent, Purchaser and the Company have also agreed that in the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the foregoing indemnity obligations.

Further Action; Reasonable Best Efforts.  The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall use their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to cause the conditions to the Offer to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable U.S. and non-U.S. antitrust laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides that, in furtherance and not in limitation of the foregoing, (i) each party will make an appropriate filing of (A) a Notification and Report Form under the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and in any event within 10 business days of the date of the Merger Agreement and (B) any notifications required by any Foreign Antitrust Laws as promptly as practicable, and to use its reasonable best efforts to take, or cause to be taken, all other actions consistent with the relevant provisions of the Merger Agreement necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and foreign antitrust laws (including any extensions thereof) as soon as practicable and (ii) the Company and Parent will each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated by the Merger Agreement and (B) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated by the Merger Agreement, to take all action necessary to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such Law on the transactions contemplated by the Merger Agreement.

Each of the parties further agreed to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by the Merger Agreement, including any proceeding initiated by a private party, and (ii) keep the other parties to the Merger Agreement informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the organization, good standing and corporate power of the Company; the capitalization of the Company; the authorization of the Company and the absence of conflicts with or consents required in connection with the Merger Agreement; the Company’s public information; the absence of certain changes or events concerning the Company’s business; legal proceedings; compliance with law; information supplied by or to be supplied by the Company; taxes; employee benefit plans; labor matters; property and leases; environmental matters; intellectual property; material contracts; insurance; the opinion of the Company’s financial advisor; affiliate transactions; brokers; and an acknowledgement that the Company makes no representations in addition to those described above.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company, including representations relating to: organization and standing; authorization with respect to the Merger Agreement; the absence of conflicts with or consents required in connection with the Merger Agreement; governmental approvals required for Parent and Purchase to perform the Merger Agreement; information supplied or to be supplied to the Company; ownership of Purchaser’s common stock and Purchaser’s operations; availability of funds; other agreements or understandings with the Company’s management or directors; broker’s or finder’s fees; access to information; and acknowledgement that the Company makes no representations in addition to those described above.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the Merger Agreement for purposes of the representations and warranties and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Purchaser’s public disclosures.

Conditions to the Merger.  Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions: (a) if and to the extent required by Delaware Law and the certificate of incorporation of the Company, the Merger Agreement, the Transactions and the Ancillary Agreements to which the Company is a party shall have been approved and adopted by the affirmative vote of the stockholders of the Company; (b) no Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and (c) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination.  The Merger Agreement provides that it may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the stockholders of the Company:

(a) by mutual written consent of each of the Company and Parent duly authorized by their respective Boards of Directors; or

(b) by either the Company or Parent if (i) the acceptance and payment for the Shares pursuant to the Offer shall not have been consummated on or before May 31, 2010; provided, that the right to terminate the Merger Agreement under (b)(i) shall not be available to any party if the failure to consummate the acceptance and payment for the Shares pursuant to the Offer on or before May 31, 2010 was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement or (ii) any Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal, or which would enjoin, restrain, prevent or prohibit the commencement or closing of the Offer, or make the commencement or closing of the Offer illegal, shall be in effect and shall have become final and nonappealable; provided, that the right to terminate the Merger Agreement under (b)(ii) shall not be available to a party if the issuance of such final, nonappealable Restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement; or

(c) by Parent if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer set forth in Annex A of the Merger Agreement, Purchase shall have (A) failed to commence the Offer within 30 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer, unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from the failure of Parent or Purchaser to perform, in any material respect, any of their material covenants or agreements contained in the Merger Agreement, or the material breach by Parent or Purchaser of any of their representations or warranties contained in the Merger Agreement; provided that the failure of (y) the Antitrust Condition or (z) the condition set forth in paragraph (a) of Annex A to the Merger Agreement to be satisfied shall not give rise to a termination right under (c)(i)(A) or (c)(i)(B), (ii) there has been a Material Adverse Effect, (iii) (A) the Board of Directors of the Company or any committee thereof shall have effected or resolved to effect an adverse change to the recommendation of the Board of Directors of the Company or (B) the Company fails to include the recommendation of the Board of Directors of the Company in the Schedule 14D-9; or

(d) by the Company (i) if Parent or Purchaser shall have (A) failed to commence the Offer within 30 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer, unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from (y) the failure of the Company to perform, in any material respect, any of its material covenants or agreements contained in the Merger Agreement or the material breach by the Company of any of its representations or warranties contained in the Merger Agreement or (z) the failure of the Antitrust Condition or the condition set forth in paragraph (a) of Annex A to be satisfied; or (ii) in order to enter into a transaction that is a Superior Proposal, if, prior to the purchase of Shares pursuant to the Offer, (A) the Board of Directors of the Company determines that it has received a Superior Proposal, (B) the Company has complied in all material respects with the requirements described above under the section entitled “No Solicitation of Transactions” above and (C) prior to or concurrently with such termination, the Company pays the fee described below under the section entitled “Fees and Expenses” below.

Effect of Termination.  In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become null and void (other than the sections relating to fees and expenses, the termination fee and the provisions of the “miscellaneous” section of the Merger Agreement), and there shall be no liability on the part of any party thereto, except (i) the Company may have liability as described below under the section entitled “Fees and Expenses” and (ii) nothing in the Merger Agreement shall relieve any party from liability for any breach of the

Merger Agreement prior to such termination, except as described below under the section entitled “Fees and Expenses”; provided, that the Confidentiality Agreement shall survive any termination of the Merger Agreement.

Fees and Expenses.  The Merger Agreement contemplates that a termination fee of $43,528,152 (the “Termination Fee”), will be payable by the Company to Parent under any of the following circumstances in accordance with the terms set forth therein:

(i) (A) the Merger Agreement is terminated by either party pursuant to the provisions described in (b)(i) above or by Parent pursuant to (c)(i) above as a result of the failure of conditions (d) or (e) to the Offer set forth on Annex A to the Merger Agreement and (B) a Takeover Proposal consummated within 12 months, as a result of which a third party acquires (x) assets of the Company and its Subsidiaries equal to 50% or more of the Company’s consolidated assets or to which more than 50% of the Company’s revenues or earnings on a consolidated basis are attributable or (y) more than 50% of the Shares;

(ii) the Merger Agreement is terminated by the Company pursuant to (d)(ii) above; or

(iii) the Merger Agreement is terminated by Parent pursuant to (c)(iii) above.

The Merger Agreement provides that the Termination Fee shall be payable in immediately available funds. If the Termination Fee is paid in accordance with the Merger Agreement, the payment of the Termination Fee shall be the sole and exclusive remedy of Parent, Purchaser, and their respective subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the Company, its Subsidiaries or any of their representatives or affiliates.

Amendment or Supplement.  At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the approval by the stockholders of the Company of the transactions contemplated by the Merger Agreement (if required by applicable Law), by written agreement of the parties thereto, by action taken by their respective Boards of Directors; provided that following approval by the stockholders of the Company of the transactions contemplated by the Merger Agreement (if required by applicable Law), there shall be no amendment or change to any provisions which by Law would require further approval by the stockholders of the Company.

The Stockholders Support Agreement

The following is a summary of certain provisions of the Stockholders Support Agreement. This summary is qualified in its entirety by reference to the Stockholders Support Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the Commission as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the Commission’s website at http://www.sec.gov.

As of January 14, 2010, the Berkshire Stockholders owned (beneficially and of record) and had the sole power to vote and sell 14,350,423 Shares, constituting approximately 15.59% of the outstanding Shares (or approximately 14.80% of the outstanding Shares on a fully diluted basis). Concurrently with the execution of the Merger Agreement, Parent, Purchaser and the Berkshire Stockholders entered into the Stockholders Support Agreement, dated as of January 14, 2010. The Stockholders Support Agreement was a condition precedent to the willingness of Parent and Purchaser to enter into the Merger Agreement and was entered into by the parties thereto in order to increase the likelihood of the consummation of the Offer and obtaining the approval of the Company’s stockholders to the extent required in order to consummate the Merger.

Pursuant to the terms of the Stockholders Support Agreement, each of the Berkshire Stockholders agreed, among other things, (i) to tender or cause to be tendered in the Offer all of their Shares, (ii) not to withdraw, or cause to be withdrawn, such Shares prior to the termination of the Offer or the Stockholders Support Agreement and (iii) to vote (a) against any action, agreement (other than the Merger Agreement and the transactions contemplated thereby) or proposal that would result in a breach of any representation or warranty, covenant or other obligation of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement that are voted on by the stockholders of the Company. Each of the Berkshire Stockholders also granted to Parent an irrevocable proxy with respect to the voting of the Shares solely in relation to those matters set forth, and in the manner described, in the preceding subsection (iii), upon the terms and subject to the conditions set forth in the Stockholders Support Agreement. Notwithstanding the foregoing sentence, the proxy granted to Parent shall be revoked automatically upon termination of the Stockholders Support Agreement.

Each of the Berkshire Stockholders also agreed with Parent and Purchaser that it would not, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit, initiate or knowingly facilitate or encourage the submission of, any Takeover Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement); provided, that none of the foregoing obligations would prevent any equityholder of any Berkshire Stockholder, in his capacity as an officer or a director of the Company, from engaging in any activity permitted pursuant to Section 6.5 of the Merger Agreement. Each of the Berkshire Stockholders also agreed with Parent that it would, and would direct its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. In addition, each of the Berkshire Stockholders has agreed to advise Parent promptly orally and in writing after the receipt by any Berkshire Stockholder or its representatives (in any capacity other than as a director of the Company) of (i) any Takeover Proposal or any request for information with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request and (ii) any changes in any such Takeover Proposal or request.

Each of the Berkshire Stockholders further agreed that, except as contemplated by the Offer, the Merger Agreement or the Stockholders Support Agreement, it would not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (iv) take any action that would make any representation or warranty of such Berkshire Stockholder in the Stockholders Support Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Berkshire Stockholders from performing its obligations under the Stockholders Support Agreement.

The Stockholders Support Agreement and the obligations of the Berkshire Stockholders thereunder shall terminate upon the earlier of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement. In addition, each Berkshire Stockholder shall have the right to terminate the Stockholders Support Agreement immediately following (i) any decrease in the price per Share payable in the Offer, (ii) any change in form of consideration payable in the Offer, (iii) any reduction in the maximum number of Shares to be purchased in the Offer, (iv) any amendment to any term of the Offer, (v) the imposition of any conditions to the Offer not set forth in Annex A to the Merger Agreement or (vi) any extension of the term of the Offer except as otherwise permitted by Section 1.1(a) of the Merger Agreement.

Upon the tender of Shares by the Berkshire Stockholders as set forth in the Stockholders Support Agreement, the Minimum Condition to the Offer will be satisfied if an additional 35.20% of the outstanding Shares are validly tendered and not withdrawn. Because Parent and Purchaser will acquire an additional 4.86% of the Shares following the Offer through the transactions contemplated by the Contribution Agreement (see below), if an additional 70.34% of the Shares are validly tendered into the Offer and not withdrawn, Parent and Purchaser will own a number of Shares sufficient to cause the Merger to occur without the affirmative vote of any other holder of Shares. See Section 11.

New Employment Agreement with Leslie Blodgett

On January 14, 2010, concurrently with the execution of the Merger Agreement, the Company entered into the LB Employment Agreement with Ms. Blodgett. The LB Employment Agreement, which would become effective only upon the consummation of the Offer, would amend, restate and replace in its entirety Ms. Blodgett’s existing employment agreement with Bare Escentuals Beauty, Inc., which was most recently amended and restated on December 19, 2008 (the “Existing LB Employment Agreement”). Until a majority of the outstanding shares of common stock of the Company (on a fully-diluted basis) have been validly tendered and not withdrawn and the Purchaser has accepted these shares for payment, the Existing LB Employment Agreement will continue in full force and effect.

The following is a summary of certain provisions of the LB Employment Agreement. This summary is qualified in its entirety by reference to the LB Employment Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the Commission as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the Commission’s website at http://www.sec.gov.

Under the terms of the LB Employment Agreement, upon consummation of the Offer, Ms. Blodgett will resign her role as the Chief Executive Officer of the Company and Bare Escentuals Beauty, Inc. and will be appointed the Executive Chair and member of the board of the directors of the Company and the co-principal executive officer of the Company. Ms. Blodgett will report to Carsten Fischer or his successor in the office of Chief Officer of the International Business Division of Parent, or any successor office following a corporate reorganization of Parent.

Pursuant to the terms of the LB Employment Agreement, Ms. Blodgett will serve as a full-time spokesperson for the Company and will perform such duties as are commensurate with her position as Executive Chair and co-principal executive officer. Ms. Blodgett’s annual base salary will be $700,000, subject to annual cost of living increases as determined by the Remuneration Committee of the board of directors of Shiseido, in its sole discretion. Ms. Blodgett will also be eligible for (i) an annual cash bonus at the 100% target level under the Company’s annual bonus plan and (ii) a cash-based long-term incentive award with a target value equal to $3.585 million upon the attainment by the Company of specified performance conditions for fiscal years 2010, 2011 and 2012, with such long-term incentive award to be subject to accelerated vesting and payment upon a change of control of the Company. Ms. Blodgett will also be entitled to a car allowance, fully-paid family health insurance and certain other perquisites commensurate with her position.

The term of Ms. Blodgett’s employment will end on the third anniversary of the consummation of the Offer, subject to extension by the mutual written agreement of Ms. Blodgett and the Company. In the event Ms. Blodgett’s employment is terminated due to her death or disability, she or her estate, as applicable, is entitled to receive any earned but unpaid amounts of her base salary, bonus compensation, a pro-rated portion of any bonus she would have earned for the year, the cash value of any accrued but unused vacation and unreimbursed expenses. In the event Ms. Blodgett becomes disabled, the board of directors of the Company may designate another employee to act in her place during any period of disability and she is entitled to receive her base salary and benefits, less any disability income benefits she receives under the Company’s disability income plan. In addition, if Ms. Blodgett’s death or disability occurs on or after December 31, 2010, Ms. Blodgett shall be entitled to a prorated long-term incentive payment based on the number of full bonus years elapsed in the long-term incentive performance period before Ms. Blodgett’s death or disability.

The LB Employment Agreement provides Ms. Blodgett with certain severance benefits in the event her employment is terminated by the Company other than for “cause” or if she resigns with “good reason”, which includes a change of control of the Company. “Cause” and “good reason” are each defined in the LB Employment Agreement. In such event, the Company will pay Ms. Blodgett’s accrued base salary through the date of termination, any earned but unpaid bonus, 18 months of her then-current base salary, 150% of the bonus she received for the most recently completed bonus year, the cash value of any accrued but unused vacation, unreimbursed expenses, 18 months of healthcare benefits contributions and a fixed sum to cover life insurance premiums, and, if such termination occurs after December 31, 2010, the long-term incentive award will vest in full and be payable in an amount determined based on (i) with respect to the full fiscal years prior to the termination of Ms. Blodgett’s employment, the actual performance of the Company for such fiscal years and (ii) with respect to the fiscal year in which Ms. Blodgett’s employment is terminated and for each fiscal year thereafter through the end of the long-term incentive award period, the assumed achievement of the target performance conditions for each such fiscal year.

The LB Employment Agreement contains customary nonsolicitation and nondisclosure covenants on the part of Ms. Blodgett.

New Employment Agreement with Myles McCormick

On January 14, 2010, concurrently with the execution of the Merger Agreement, the Company entered into an employment agreement (the “MM Employment Agreement”) with Myles McCormick (“Mr. McCormick”), Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company. The MM Employment Agreement, which would become effective only upon the consummation of the Offer, would amend, supersede and replace in their entirety (i) the employment offer letter between the Company and Mr. McCormick, dated as of December 8, 2004, and all amendments thereto, (ii) the Severance Rights Agreement between the Company and Mr. McCormick, dated as of December 19, 2008, and (iii) all prior employment agreements or arrangements between the Company and Mr. McCormick (collectively, the “Existing MM Employment Agreements”). Until a majority of the outstanding shares of common stock of the Company (on a fully-diluted basis) have been validly tendered and not withdrawn and the Purchaser has accepted these shares for payment, the Existing MM Employment Agreements will continue in full force and effect.

The following is a summary of certain provisions of the MM Employment Agreement. This summary is qualified in its entirety by reference to the MM Employment Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the Commission as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the Commission’s website at http://www.sec.gov.

Under the terms of the MM Employment Agreement, upon consummation of the Offer, Mr. McCormick will be appointed the Chief Executive Officer of the Company and the co-principal executive officer of the Company. Mr. McCormick will report to Carsten Fischer or his successor in the office of Chief Officer of the International Business Division of Parent, or any successor office following a corporate reorganization of Parent.

Pursuant to the terms of the MM Employment Agreement, Mr. McCormick will perform such duties as are commensurate with his position as Chief Executive Officer. Mr. McCormick’s annual base salary will be $700,000, subject to annual cost of living increases as determined by the board of directors of the Company, in its sole discretion. Mr. McCormick will also be eligible for (i) an annual cash bonus at the 100% target level under the Company’s annual bonus plan and (ii) a cash-based long-term incentive award with a target value equal to $3.585 million upon the attainment by the Company of specified performance conditions for fiscal years 2010, 2011 and 2012, such long-term incentive award to be subject to accelerated vesting and payment upon a change of control of the Company. Mr. McCormick will also be entitled to a car allowance, fully paid family health insurance and certain other perquisites commensurate with his position.

The term of Mr. McCormick’s employment will end on the third anniversary of the consummation of the Offer, subject to extension by the mutual written agreement of Mr. McCormick and the Company. In the event Mr. McCormick’s employment is terminated due to his death or disability, he or his estate, as applicable, is entitled to receive any earned but unpaid amounts of his base salary, bonus compensation, a pro-rated portion of any bonus he would have earned for the year, the cash value of any accrued but unused vacation and unreimbursed expenses. In the event Mr. McCormick becomes disabled, the board of directors of the Company may designate another employee to act in his place during any period of disability and he is entitled to receive his base salary and benefits, less any disability income benefits he receives under the Company’s disability income plan. In addition, if Mr. McCormick’s death or disability occurs on or after December 31, 2010, Mr. McCormick shall be entitled to a prorated long-term incentive payment based on the number of full bonus years elapsed in the long-term incentive performance period before Mr. McCormick’s death or disability.

The MM Employment Agreement provides Mr. McCormick with certain severance benefits in the event his employment is terminated by the Company other than for “cause” or if he resigns with “good reason”, which includes a change of control of the Company. “Cause” and “good reason” are each defined in the MM Employment Agreement. The Company will pay Mr. McCormick’s accrued base salary through the date of termination, any earned but unpaid bonus, 18 months of his then-current base salary, 150% of the bonus he received for the most recently completed bonus year, the cash value of any accrued but unused vacation, unreimbursed expenses, 18 months of healthcare benefits contributions and a fixed sum to cover life insurance premiums, and, if such termination occurs after December 31, 2010, the long-term incentive award will vest in full and be payable in an amount determined based on (i) with respect to the full fiscal years prior to the termination of Mr. McCormick’s employment, the actual performance of the Company for such fiscal years and (ii) with respect to the fiscal year in which Mr. McCormick’s employment is terminated and for each fiscal year thereafter through the end of the long-term incentive award period, the assumed achievement of the target performance conditions for each such fiscal year.

The MM Employment Agreement contains customary nonsolicitation and nondisclosure covenants on the part of Mr. McCormick.

The Contribution Agreement

On January 14, 2010, the Blodgett Stockholders entered into a Contribution Agreement (the “Contribution Agreement”), with Parent, Purchaser, Shiseido Americas Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Managing Member”), and Holdings LLC. The Contribution Agreement was a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement. Parent and Purchaser desired that the Blodgett Stockholders enter into the Contribution Agreement in order to ensure that Ms. Blodgett have a continuing economic interest in the Successor Corporation following the Offer and the Merger in order to align her interests as an executive officer of the Successor Corporation with the future performance of the Successor Corporation.

The following is a summary of certain provisions of the Contribution Agreement, including the Form of Amended and Restated Limited Liability Company Agreement of Holdings LLC and the Form of Limited Guarantee attached thereto. This summary is qualified in its entirety by reference to the Contribution Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the Commission as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the Commission’s website at http://www.sec.gov.

The Contribution Agreement.  Pursuant to the terms of the Contribution Agreement, the Blodgett Stockholders have agreed to not tender or cause to be tendered in the Offer any of the Shares owned by them.

Pursuant to the Contribution Agreement, the Blodgett Stockholders have also agreed to vote (a) against any action, agreement (other than the Merger Agreement and the transactions contemplated thereby) or proposal that would result in a breach of any representation or warranty, covenant or other obligation of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement that are voted on by the stockholders of the Company. Each of the Blodgett Stockholders also granted to Parent an irrevocable proxy with respect to the voting of the Shares solely in relation to those matters set forth, and in the manner described, in the preceding sentence, upon the terms and subject to the conditions set forth in the Contribution Agreement. Notwithstanding the foregoing sentence, the proxy granted to Parent shall be revoked automatically upon termination of the Contribution Agreement.

Each of the Blodgett Stockholders also agreed that it would not, directly or indirectly, through any officer, director, agent or otherwise, (1) solicit, initiate or knowingly facilitate or encourage the submission of, any Takeover Proposal (as defined in the Merger Agreement) or (2) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement); provided, that none of the foregoing obligations would prevent Ms. Blodgett, in her capacity as a director or executive officer of the Company, from engaging in any activity permitted pursuant to Section 6.5 of the Merger Agreement. Each of the Blodgett Stockholders also agreed that it would, and would direct its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. In addition, each of the Reporting Persons has agreed to advise Parent promptly orally and in writing after the receipt by any Reporting Person of (i) any Takeover Proposal or any request for information with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request and (ii) any changes in any such Takeover Proposal or request.

Each of the Blodgett Stockholders further agreed that, except as contemplated by the Offer, the Merger Agreement or the Contribution Agreement, it would not, directly or indirectly, (1) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares held by the Blodgett Stockholders or otherwise agree to do any of the foregoing, (2) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Contribution Agreement, (3) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (4) take any action that would make any representation or warranty of such Blodgett Stockholder in the Contribution Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Blodgett Stockholder from performing its obligations under the Contribution Agreement.

The Contribution Agreement and the obligations of the Blodgett Stockholders thereunder shall terminate upon the earlier of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement. In addition, each Blodgett Stockholder shall have the right to terminate the Contribution Agreement immediately following (1) any decrease in the price per Share payable in the Offer, (2) any change in form of consideration payable in the Offer, (3) any reduction in the maximum number of Shares to be purchased in the Offer, (4) any amendment to any term of the Offer, (5) the imposition of any conditions to the Offer not set forth in Annex A to the Merger Agreement or (6) any extension of the term of the Offer except as otherwise permitted by Section 1.1(a) of the Merger Agreement.

Contribution of Shares and Class II Interests in Holdings LLC.  Pursuant to the Contribution Agreement, the Blodgett Trust has agreed, immediately following the acceptance of Shares for payment pursuant to the terms of the Offer, to contribute 4,710,963 Shares to Holdings LLC and to enter into an Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) in the form attached to the Contribution Agreement. In exchange for such contribution, the Blodgett Trust will receive:

(1) $44,966,496 in cash (the “Initial Distribution”), which, together with the $16,193,049 that Ms. Blodgett will receive in the Merger for 889,728 Shares that she will not contribute to Holdings LLC pursuant to the Contribution Agreement, represents the amount of cash that the Blodgett Shareholders would have received in the Merger for approximately sixty percent (60%) of the Shares beneficially held by the Blodgett Stockholders on the date of the Contribution Agreement; and

(2) three Class II units (the “Class II Units”) of Holdings LLC.

The Class II Units are non-voting, economic interests in Holdings LLC, which will, following completion of the Merger, own all of the outstanding shares of the Surviving Corporation. Pursuant to the terms of the LLC Agreement, the Managing Member, Parent’s wholly owned indirect subsidiary, has the duty and the exclusive right to manage and control the business and affairs of Holdings LLC. The Blodgett Trust will not have any right to participate in the control of Holding’s business, transact any business in Holding’s name, or have the power to sign documents for or otherwise bind Holdings LLC.

Pursuant to the terms of the LLC Agreement, one Class II Unit will be automatically redeemed by Holdings LLC following each of the three anniversaries of the closing of the contribution, for a price (the “Redemption Price”) equal to the sum of:

(1) $13,591,010 (the “Class II Unit Contribution Amount”), which represents one-third of the amount of cash the Blodgett Trust would have received in the Merger for the Shares contributed by it to Holdings LLC if the Blodgett Trust had continued to hold such Shares until the Merger, minus the Initial Distribution, plus

(2) a guaranteed return on the Class II Unit Contribution Amount for each then outstanding Class II Unit of 4% per annum for the prior year, plus

(3) an additional amount equal to the product of (i) the amount the consolidated EBITDA of the Company exceeds certain thresholds separately agreed between Holdings LLC and the Blodgett Stockholders,

(ii) a multiple of 10 for any redemption trigger date prior to December 31, 2011, 11 for any redemption trigger date prior to December 31, 2012, and 12 for any redemption trigger date after December 31, 2012 and (iii) the product of 0.81% and the number of Class II Units outstanding (which reflects the indirect economic interest in the Company represented by the outstanding Class II Units).

In addition, the LLC Agreement provides that each outstanding Class II unit shall be automatically redeemed upon the termination of Ms. Blodgett’s employment by the Company without Cause (as defined in the LB Employment Agreement), or by Ms. Blodgett with Good Reason (as defined in the LB Employment Agreement), upon a change of control of the Company following the Merger, or at the Blodgett Stockholders’ option following a change of control of Parent. In each such case, each Class II Unit then outstanding shall be redeemed for a price per Class II Unit equal to (1) the Class II Contribution Amount, plus (2) a guaranteed return of 4% per annum on the Class II Contribution Amount for such Class II Unit since the last anniversary of the closing of the contribution, plus (3) an additional pro-rated amount calculated based on the amount the consolidated EBITDA of the Company exceeds certain thresholds separately agreed between Holdings LLC and the Blodgett Stockholders. In the case of a change of the control of the Company, the redemption price shall equal the greater of the amount calculated above and the product of the indirect interest in the Company reflected by the Class II Units multiplied by the aggregate consideration paid by the acquirer in connection with such change of control.

The LLC Agreement further provides that if, at any time prior to the redemption of all outstanding Class II Units held by the Blodgett Trust, Ms. Blodgett’s employment with the Company is terminated by the Company for Cause or by Ms. Blodgett without Good Reason, the Company will redeem any outstanding Class II Units following the tenth anniversary of such termination for a price per Class II Unit equal to the Class II Unit Contribution Amount. Neither the guaranteed return nor any additional amounts calculated based on the EBITDA of the Company will be paid if Ms. Blodgett’s employment with the Company is terminated by the Company for Cause or by Ms. Blodgett without Good Reason.

Immediately following the acceptance of Shares for payment pursuant to the terms of the Offer and simultaneously with the execution of the LLC Agreement, Parent has agreed, pursuant to the Contribution Agreement, to enter into a Limited Guarantee in the form attached to the Contribution Agreement and to cause the Company to also enter into a Limited Guarantee. Pursuant to the Limited Guarantee, Parent and the Company will each absolutely, unconditionally and irrevocably guarantee to the Blodgett Family Trust the due and punctual performance and discharge of the payment obligations of Holdings LLC under the LLC Agreement.

Name and Likeness License Agreement

On January 14, 2010, concurrently with the execution of the Merger Agreement, the Company entered into the New License Agreement with Ms. Blodgett. The New License Agreement, which would become effective only upon the consummation of the Offer, would amend, restate and replace in its entirety the Name and Likeness License Agreement between the Company and Ms. Blodgett, which was initially entered into on September 26, 2006 (the “Original License Agreement”). Until a majority of the outstanding Shares (on a fully-diluted basis) have been validly tendered and not withdrawn and the Purchaser has accepted these Shares for payment, the Original License Agreement will continue in full force and effect.

The following is a summary of certain provisions of the New License Agreement. This summary is qualified in its entirety by reference to the New License Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the Commission as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the Commission’s website at http://www.sec.gov.

Pursuant to the Original License Agreement, Ms. Blodgett granted the Company an exclusive, worldwide license to use her name, likeness, image, voice, signature, photograph (collectively, the “Property”) and other elements or attributes of her persona, identity or personality for its products and services. When the New License Agreement becomes effective, the Company’s license will not extend to elements or attributes of her persona, identity or personality other than the Property. The license will continue to be royalty-free and perpetual under the New License Agreement, except as described in the New License Agreement.

Pursuant to the New License Agreement, the Company will continue to have the exclusive right to use the Property in a manner substantially consistent with the quality, style and image of the existing licensed marks before completion of the Offer or as may be consented to by Ms. Blodgett. Ms. Blodgett (or her legal representative, heirs or estate) may terminate the New License Agreement upon at least 180 days prior written notice at any time beginning three years after Ms. Blodgett ceases to serve as an officer of the Company having a general management role, provided that such termination shall not in any event become effective before the fifth anniversary of the closing of the Offer.

Under the New License Agreement, following the termination of Ms. Blodgett’s employment with the Company for any reason, Ms. Blodgett will be permitted to use the Property and other attributes of her persona, identity and personality to engage in other business activities and to endorse products that do not compete with the Company’s products and are not materially inconsistent with the brand image of, and goodwill associated with, the Company’s products that use the Property. If Ms. Blodgett’s employment with the Company terminates without “cause” or by Ms. Blodgett for “good reason,” each as defined in the LB Employment Agreement, Ms. Blodgett would receive a royalty based on those products and services that bear the licensed marks and on which the Company has generated positive net revenue.

Confidentiality Agreement

The following is a summary of certain provisions of the Confidentiality Agreement, dated September 17, 2009, between the Company and Parent (the “Confidentiality Agreement”). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which has been filed with the Commission as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the Commission’s website at http://www.sec.gov.

Parent and the Company entered into the Confidentiality Agreement dated September 17, 2009 in connection with a potential transaction between the parties. Pursuant to the Confidentiality Agreement, each of Parent and the Company agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of the other party, and to use such information solely for the purpose of evaluating a possible transaction between the parties.

Pursuant to the Confidentiality Agreement, Parent also agreed that, for a period of 24 months from the date of the Confidentiality Agreement (the “Standstill Period”), unless the Company gave prior written consent, neither the Parent nor its representatives would (i) acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of any securities or assets of the Company or any of its subsidiaries, any warrant or option to purchase such securities or assets, any securities convertible into any such securities, or any other right to acquire such securities or assets, (ii) enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any of its subsidiaries, (iii) make, or in any way participate or engage in, any solicitation of proxies to vote to seek to advice or influence any person with respect to the voting of any voting securities of the Company, (iv) form, join, or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, (v) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company, (vi) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company, (vii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing, (viii) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing.

Parent also agreed that during the Standstill Period, it will not and it will not cause its affiliates to, directly or indirectly, without the prior written consent of the Board of Directors of the Company, make any request to amend or waive any provisions in the foregoing paragraph, or take any action that might require the Company to make a public announcement regarding the possibility of a business combination, merger, or other type of transactions.

The Standstill Period will expire immediately if a third party announces or initiates a tender offer bid for the shares in the Company; provided that, the Parent did not solicit, initiate or encourage or take any action to facilitate or assist or participate in connection with any such tender offer.

In addition, subject to certain exceptions, each party agreed that, for a period of two years from the date of the Confidentiality Agreement, such party will not, and such party will cause its affiliates not to, without the prior written consent of the other party (i) directly or indirectly solicit for employment or hire any employee of the other party of whom the party became aware as a result of its review of confidential information, or (ii) initiate or maintain contact with any officer, director, employee, independent contractor, supplier, distributor, broker or customer of the other party regarding the other party, the transaction or the confidential information.

Supplemental Confidentiality Agreement

The following is a summary of certain provisions of the confidentiality agreement, dated December 21, 2009, between the Company and Parent (the “Supplemental Confidentiality Agreement”). This summary is qualified in its entirety by reference to the Supplemental Confidentiality Agreement, which is incorporated herein by reference, and a copy of which has been filed with the Commission as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the Commission’s website at http://www.sec.gov.

In connection with the evaluation of a potential transaction and, to facilitate a smooth transition subsequent to the Merger while maintaining the Company and Parent’s competitive independence, the Company and Parent entered into the Supplemental Confidentiality Agreement to govern the use and disclosure of competitively-sensitive information the parties desire to exchange for due diligence and integration planning purposes. All terms of the Confidentiality Agreement remain in full force and effect, except as amended by the Supplemental Confidentiality Agreement.

Pursuant to the Supplemental Confidentiality Agreement, Parent agreed to keep confidential certain business and legal confidential material and competitively sensitive material, whether in oral or written form, whether electronically stored or otherwise, that is furnished, delivered or made available on or after December 21, 2009 by and between the parties for the purpose of due diligence or integration planning (the “Clean Room Information”). Notwithstanding the terms of the Confidentiality Agreement (as amended by the Supplemental Confidentiality Agreement), the Supplemental Confidentiality Agreement requires that the Parent keep such Clean Room Information confidential until the earlier of the consummation of the Merger and the third anniversary of the date of the Supplemental Agreement.

The parties agreed that any and all disclosure of the Clean Room Information would be exchanged pursuant only to the terms of this Supplemental Confidentiality Agreement and exclusively pursuant to a designation by the Company or its representatives that the information constitutes Clean Room Information.

Pursuant to the terms of the Supplemental Confidentiality Agreement, the Company agreed to disclose Clean Room Information only to persons and representatives of Parent specifically designated as “Permitted Recipients” by Parent and who have no responsibility for, or influence on, purchasing, sales or pricing at Parent or any of its affiliates. Although only such Permitted Recipients are permitted access to Clean Room Information, Permitted Recipients may share aggregated data or information summaries based on Clean Room Information with a party’s representatives in a form mutually agreeable to both the Company and Parent. Parent agreed to keep confidential and use the Clean Room Information solely to assess the viability, feasibility and potential benefits of the proposed transaction and to facilitate any possible integration planning

Pursuant to the terms of the Supplemental Confidentiality Agreement, at any time prior to the closing of the Offer, upon the request of the Company or any of its representatives, Parent agreed to (and to direct its Permitted Recipients to) (i) promptly destroy or deliver to the Company all Clean Room Information provided to Parent or its Permitted Recipients and (ii) not retain any copies, extracts or other reproductions in whole or in part of such material. Upon the request of the Company or any of its representatives, Parent agreed to confirm to the Company in writing that all such material has been so returned or destroyed.

The Supplemental Confidentiality Agreement terminates upon the closing of the Offer. In the event that the Merger does not occur, the obligations in the Supplemental Confidentiality Agreement concerning disclosure and use of Clean Room Information survive for three years after the expiration or termination of the Supplemental Confidentiality Agreement.

11.	Purpose of the Offer; Plans for the Company After the Offer and the Merger.

Purpose of the Offer.  The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares (other than the Shares of Ms. Blodgett, which are subject to the Contribution Agreement). The purpose of the Merger is for Parent to acquire all Shares, other than the Shares to be acquired through the Contribution Agreement, which Holdings LLC will contribute to the Purchaser, not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become an indirect subsidiary of Parent.

Under Delaware Law, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board of Directors of the Company has determined, by unanimous vote of those present and voting, that the terms of the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby, are in the best interests of the Company and its stockholders and has resolved to recommend that (i) the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (ii) to the extent required to consummate the Merger, the stockholders of the Company entitled to vote thereon adopt the Merger Agreement, subject to the terms and conditions therein, and the transactions contemplated thereby. Unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any other stockholder.

In the Merger Agreement, the Company has agreed to duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, if such action is required by Delaware Law in order to consummate the Merger. Parent and Purchaser have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the approval and adoption of the Merger Agreement and the Merger.

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser will be entitled to designate representatives to serve on the Board in proportion to Purchaser’s ownership of Shares following such purchase. See Section 10. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations. In addition, if Purchaser accepts for payment and pays for at least a majority of the outstanding shares, Purchaser expects to merge Purchaser with and into the Company. Following the Merger, the directors of Purchaser will be the directors of the Company.

Short-Form Merger.  Under Delaware Law, if Purchaser acquires, pursuant to the Offer, the Contribution Agreement or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company’s stockholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under Delaware Law, a significantly longer period of time would be required to effect the Merger. If Purchaser acquires less than 90% of the Shares outstanding pursuant to the Offer and the acquisition of Shares pursuant to the Contribution Agreement, Purchaser may elect to purchase up to that number of newly issued Shares (the “Top Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately following the consummation of the Offer and the contribution of Shares pursuant to the Contribution Agreement, shall constitute one share more than 90% of the Shares then outstanding on a Fully Diluted Basis (after giving effect to the issuance of the Top Up Option Shares) and (ii) the aggregate number of Shares held as treasury shares by the Company and the number of Shares that the Company is authorized to issue under its certificate of incorporation but which (A) are not issued and outstanding, (B) are not reserved for issuance pursuant to the Company Stock Plans and (C) are issuable without the approval of the Company’s stockholders.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under Delaware Law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the Delaware Law (“Section 262”) will have the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the Per Share Amount.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. Parent intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Per Share Amount. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view are not necessarily opinions as to “fair value” under Section 262.

The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights under Delaware Law. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of Delaware Law.

Going Private Transactions.  The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger following the purchase of Shares pursuant to the Offer and the Contribution Agreement in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company.  It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued by the Company in substantially the same manner as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the Company’s potential in conjunction with Parent’s businesses. Parent expects that it can generate future growth at the Company by increasing the Company’s contact points with a variety of customers, improving the productivity of the Company’s distribution and sales infrastructure, and leveraging Parent’s research and development capabilities.

Except as indicated in this Offer to Purchase, Parent does not have any present plans or proposals which relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present indebtedness, capitalization or dividend rate or policy, except that Parent will immediately repay all outstanding loans under the Company’s Amended and Restated Credit Agreement with BNP Paribas dated December 20, 2006, (iv) any change in the present management of the Company, or (v) any other material change in the Company’s corporate structure or business.

12.	Dividends and Distributions.

The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, unless the Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned): (i) issue, sell or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock; provided, that the Company may issue Shares required to be issued upon exercise or settlement of options, restricted shares, restricted share units or other equity rights or obligations under the Company’s existing stock plans or other company plans outstanding on the date of the Merger Agreement in accordance with the terms of the applicable company stock plan or other company plans in effect on the date of the Merger Agreement; (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (A) pursuant to commitments in effect as of the date of the Merger Agreement or (B) in connection with withholding to satisfy tax obligations with respect to options, restricted shares, restricted share units or company awards acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of Options; (iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or (iv) split, combine, subdivide or reclassify any shares of its capital stock. See Section 10. If, however, the Company should, during the pendency of the Offer, (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser’s rights under the conditions to the Offer described in Section 14, Purchaser may (subject to the provisions of the Merger Agreement) make such adjustments to the purchase price and other terms of the Offer (including the number and type of securities to be purchased) as it deems appropriate to reflect such split, combination or other change.

If, on or after January 14, 2010, the Company should declare, set aside, make or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser’s rights under Section 14, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced (subject to the provisions of the Merger Agreement) to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

13.	Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration.

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Parent intends to cause the delisting of the Shares by Nasdaq following consummation of the Offer.

Nasdaq Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. According to Nasdaq’s published guidelines, the Shares would not be eligible to be included for listing if, among other things, the number of Shares publicly held falls below 750,000, the number of holders of Shares falls below 400 or the market value of such publicly-held Shares is not at least $5,000,000. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing, the listing of the Shares will be discontinued. In such event, the market for the Shares would be adversely affected. In the event the Shares were no longer eligible for listing on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Margin Regulations.  The Shares are currently “margin securities”, as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities”.

14.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, but subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (i) immediately prior to the expiration of the Offer, the Minimum Condition is not satisfied, (ii) any applicable waiting period under the HSR Act or Foreign Antitrust Laws has not expired or been terminated prior to the expiration of the Offer (the “Antitrust Condition”) or (iii) at any time on or after January 14, 2010 and prior to the expiration of the Offer, any of the following conditions exists:

(a) there shall have been instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any government, court, regulatory or administrative agency, commission or authority (each, a “Governmental Authority”), or any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), in either case which has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Transactions;

(b) any Governmental Authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing the Transactions and such order, decree, injunction, ruling or other action shall have become final and non-appealable;

(c) any Material Adverse Effect shall have occurred following the execution and delivery of the Merger Agreement that is continuing;

(d) (i) any representation or warranty of the Company contained in Section 4.1(a) or Section 4.2(a) of the Merger Agreement shall not be true and correct (except for any de minimis inaccuracy), or (ii) any representation or warranty of the Company contained in Section 4.3(a) or the first sentence of Section 4.3(b) or Section 4.6(b) of the Merger Agreement shall not be true and correct or (iii) any representation or warranty of the Company contained in any other section of the Merger Agreement shall not be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein), in each of cases (i), (ii) and (iii), as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true and correct as of such dates has not had a Material Adverse Effect;

(e) the Company shall have failed to perform, in any material respect, any obligation or to comply, in any material respect, with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

(f) the Merger Agreement shall have been terminated in accordance with its terms;

(g) the LB Employment Agreement shall have been terminated, or Ms. Blodgett shall no longer be employed as the Company’s Chief Executive Officer, or shall no longer be capable of fulfilling her duties in such capacity due to incapacity, disability or for any other reason;

(h) The Company or any party thereto (other than Parent or any of its Affiliates) shall have taken any action to terminate or amend any of the Ancillary Agreements that shall become effective upon the purchase of Shares pursuant to the Offer, or any of the Ancillary Agreements that are effective as of the date of the Merger Agreement shall have been amended or terminated, or any provision thereof shall have been waived (except, in each case, with the written consent of Parent); or

(i) the Company shall not have furnished Parent with a certificate signed on the Company’s behalf by its Chief Executive Officer or Chief Financial Officer attesting to the absence of the conditions set forth in items (c), (d) and (e) above, which, in the sole discretion of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent or Purchaser. All conditions to the Offer, other than the condition set forth in clause (ii) of the first paragraph of this Section 14 (which concerns the expiration or termination of applicable waiting periods under governmental statutes and regulations and any involving receipt of necessary governmental approvals) must be satisfied or waived on or prior to the expiration of the Offer.

For purposes of the Merger Agreement, “Material Adverse Effect” means any change, event, circumstance or occurrence that (a) is or is reasonably likely to be materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (b) would prevent or materially delay consummation by the Company of the transactions contemplated by the Merger Agreement or otherwise prevent or materially delay the Company from performing its obligations under the Merger Agreement; provided that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or may, would or could occur:

(i) any change, event, circumstance or occurrence generally affecting (A) the prestige cosmetics industry, (B) direct and wholesale retail channels through which the Company’s goods are distributed or (C) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; or

(ii) any change, event, circumstance or occurrence arising out of, resulting from or attributable to (A) changes or prospective changes in Law, in applicable regulations of any Governmental Authority, in generally accepted accounting principles or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or changes or prospective changes in general legal, regulatory or political conditions, (B) the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the transactions contemplated thereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to the Merger Agreement or the transactions contemplated thereby, (C) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries as contemplated or permitted by the Merger Agreement or with Parent’s consent, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited under the Merger Agreement, (F) any change in the Company’s credit ratings, (G) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or their respective affiliates or (H) any decline in the market price, or change in trading volume, of the capital stock of the Company.

Any change, event, circumstance or occurrence set forth in clause (i)(A) above may be taken into account in determining whether there has been or is a Material Adverse Effect to the extent (and only to the extent) such change, event, circumstance or occurrence have a materially disproportionate adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate; provided, further, that the exceptions in clauses (ii)(F) or (H) above shall not prevent or otherwise affect a determination that the underlying cause of any decline, change or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (i) and clauses (ii)(A) through (D), (G) or (H)) is a Material Adverse Effect.

15.	Certain Legal Matters and Regulatory Approvals.

General.  Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions between representatives of Parent with representatives of the Company during Parent’s investigation of the Company (see Section 10), neither Purchaser nor Parent is aware of (i) any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or the Contribution Agreement or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign Governmental Authority which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer or the Contribution Agreement. Should any such approval or other action be required, it is Purchaser’s present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser’s right to decline to purchase Shares if any of the conditions in Section 14 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 15. See Section 14 for certain conditions of the Offer.

State Takeover Laws.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On January 14, 2010, prior to the execution of the Merger Agreement, the Stockholders Support Agreement and the Contribution Agreement, by unanimous vote of those present and voting, resolved to recommend that (i) the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (ii) to the extent required to consummate the Merger, the stockholders of the Company entitled to vote thereon adopt the Merger Agreement, subject to the terms and conditions therein, and the transactions contemplated thereby. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

Antitrust.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer and the Stockholders Support Agreement are subject to such requirements. See Section 2.

Pursuant to the HSR Act, shortly after the commencement of the Offer, Parent will file a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer and the Stockholders Support Agreement with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer and the Stockholders Support Agreement, the purchase of Shares pursuant to the Offer and the Stockholders Support Agreement may not be consummated until the expiration or earlier termination of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the Stockholders Support Agreement will expire 15 calendar days following the filing by Parent, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Parent has requested early termination of the waiting period applicable to the Offer and the Stockholders Support Agreement. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer or the Stockholders Support Agreement, the waiting period with respect to the Offer or the Stockholders Support Agreement would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See Section 1 and Section 14.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer or the Contribution Agreement. At any time before or after the purchase of Shares pursuant to the Offer or the Contribution Agreement by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Contribution Agreement or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that neither the Offer nor the Contribution Agreement will violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or the Contribution Agreement on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation.

Norwegian Antitrust Compliance.  The Norwegian Competition Authority may prohibit or impose conditions for allowing mergers or acquisitions which lead to or strengthen a significant restriction of competition contrary to the purpose of the Norwegian Competition Act.

All mergers and transactions involving an acquisition of control must be notified to the Norwegian Competition Authority by way of a mandatory standardized notification, provided that the transaction meets certain jurisdictional thresholds. There is no deadline to submit a standardized notification, but an automatic standstill period applies to notifiable concentrations.

The Competition Authority may take 15 working days following the day of receipt of the notification to examine the transaction. At the expiry of the examination period, the transaction is cleared unless the Competition Authority requires the parties to submit a complete notification. As a result of the standstill obligation, the transaction may not be completed during the examination phase.

In cases where the Competition Authority finds that a further examination of the concentration is necessary, it may order the parties to submit a complete notification. Such an order has to be imposed within 15 working days after the Competition Authority receives the standardized notification. If no such order is issued within 15 working days, the transaction is cleared. A duty to submit a complete notification triggers additional case-handling deadlines. The Purchaser expects to file a standardized notification with the Norwegian Competition Authority pursuant to the Norwegian Competition Act shortly after the commencement of the Offer.

Other Laws and Legal Matters.  According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company conducts operations in a number of foreign countries. In connection with the acquisition of Shares by Purchaser pursuant to the Offer, the laws of other countries or jurisdictions may require the filing of information with, or the obtaining of approval of, governmental authorities in such countries and jurisdictions. Such governments may also attempt to impose additional conditions on the Company’s operations conducted in such countries as a result of the acquisition of Shares by Purchaser pursuant to the Offer. Currently, neither Parent, Purchaser nor, to the knowledge of Parent or Purchaser, the Company, is aware of any such foreign filings or approvals. After completion of the Offer, Purchaser will seek further information regarding the applicability of any such laws and presently intends to take such action as such laws may require.

Legal Proceedings.  On January 19, 2010, a purported class action lawsuit was filed in the Superior Court for the State of California in the County of San Francisco captioned John Keeler v. Bare Escentuals, et al., case no. CGC-10-496125. In addition to the Company, the suit names the individual directors of the Company and the Purchaser as defendants. The plaintiff in this action purports to sue on behalf of a class of stockholders of the Company and alleges breach of fiduciary duty against individual defendants. The suit further alleges that Parent and the Company aided and abetted the breaches of fiduciary duty by the Company’s Board of Directors, although Parent is not named as a defendant. Although Purchaser is named as a defendant, no specific allegations are made against Purchaser. The suit seeks damages in an unspecified amount, injunctive relief and attorney’s fees and costs.

Parent and Purchaser believe that the Keeler suit and any follow-on complaints would be without merit and anticipate that they would vigorously defend against any actions in which they are named as defendants.

16.	Fees and Expenses.

Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

Purchaser and Parent have retained Innisfree M&A Incorporated, as the Information Agent and BNY Mellon Shareowner Services, as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. As compensation for acting as Information Agent in connection with the Offer, Innisfree M&A Incorporated will be paid reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7.

SHISEIDO COMPANY, LIMITED

Dated: January 25, 2010

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF PARENT AND PURCHASER

1.	Directors and Executive Officers of Parent.

The following table sets forth the name, current business address, country of citizenship and current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, each occupation set forth opposite an individual’s name, refers to employment with Parent. Unless otherwise indicated, the previous business addresses of each person are the same as the current business address.

Name; Country of Citizenship	Present Principal Occupation or Employment; Material Positions
and Current Business Address	Held During the Past Five Years and Business Addresses Thereof

Shinzo Maeda Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Representative Director, President and Chief Executive Officer since July 2005.

Director of Shiseido (April 2005 - June 2005). Director and General Manager of Corporate Planning Department of Shiseido (January 2003 - March 2005).

Kimie Iwata Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Representative Director since June 2008. Vice President since April 2008. Responsible for Public Relations, Consumer Information and Corporate Culture. Responsible for Corporate Culture Reform, Environmental Measures, Life Quality Beauty Program and Committees under Direct Control of the Board of Directors.

Corporate Executive Officer of Shiseido in charge of Personnel and Consumer Information (April 2007 - March 2008). Director and Corporate Officer of Shiseido in charge of Personnel, Consumer Information and the Secretarial Department (April 2006 - March 2007). Director and Corporate Officer of Shiseido in charge of Domestic Non-Shiseido Projects (April 2005 - March 2006). Director, Corporate Officer and General Manager of the Corporate Social Responsibility Department of Shiseido (June 2004 - March 2005).

Yasuhiko Harada Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
President & CEO of Shiseido Business Solutions Co., Ltd. since July 2008. Director and Corporate Senior Executive Officer of Shiseido since April 2008.

Director and Corporate Executive Officer (April 2006 - March 2008). Director and Corporate Officer of Shiseido (June 2005 -March 2006). Corporate Officer of Shiseido (April 2005 - June 2005). Corporate Officer and General Manager of the Internal Audit Department (April 2004 - March 2005).

Toshimitsu Kobayashi Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan	Director and Corporate Senior Executive Officer since April 2006. Director and Corporate Executive Officer (April 2004 - March 2006).

Name; Country of Citizenship	Present Principal Occupation or Employment; Material Positions
and Current Business Address	Held During the Past Five Years and Business Addresses Thereof

Masaaki Komatsu Japan 1-6-2 Higashi-Shimbashi, Minato-ku, Tokyo 105-8310 Japan
Director and Corporate Senior Executive Officer responsible for Research and Development, Production, Technical Affairs and Logistics since April 2009.

Corporate Executive Officer of Shiseido in charge of Research and Development, Production and Technical Affairs (January 2007 -March 2009). Corporate Executive Officer and concurrent General Manager of the International Business Department and the Professional Business Department of Shiseido (April 2006 - December 2006). Director, Corporate Officer and General Manager of the International Business Department of Shiseido (April 2004 - March 2006).

Carsten Fischer Germany 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Director, Corporate Executive Officer and Chief Officer of Business Development Division responsible for International, China and Professional Businesses since June 2008.

Corporate Executive Officer of Shiseido responsible for International, China and Professional Businesses; Chief Officer of International Business Division and Professional Business Operations Division of Shiseido (January 2008 - May 2008). Corporate Executive Officer of Shiseido responsible for International and Professional Businesses; Chief Officer of International Business Division and Professional Business Operations Division of Shiseido (October 2007 - January 2008). Corporate Executive Officer of Shiseido responsible for International Business; Chief Officer of International Business Division (January 2007 - September 2007). Corporate Advisor of Shiseido (October 2006 - December 2006). President, Professional Care, Proctor & Gamble Geneva Business Centre of 47 route de St. Georges, 1213 Petit-Lancy, Geneva, Switzerland (January 2004 - September 2006).

Hisayuki Suekawa Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Director since June 2009. Corporate Officer, General Manager of the Corporate Planning Department since April 2008.

General Manager of the Cosmetics Business Planning Department of Shiseido February 2007 - March 2008). Deputy General Manager of the Corporate Planning Department of Shiseido (April 2005 - February 2007). General Manager of the Corporate Planning Department of Shiseido (April 2003 - March 2005).

Tatsuomi Takamori Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Director since June 2009. Corporate Officer since April 2009.

Responsible for Business Strategy and Marketing of Domestic Cosmetics Business (April 2009 - December 2009). Chief Officer of China Business Division of Shiseido (April 2006 - March 2009). General Manager of China Strategies Division of Shiseido (April 2004 - March 2006).

Shoichiro Iwata Japan 3-8-10, Tatsumi, Koto-ku, Tokyo 135-0053, Japan
External Director and Chair of Remuneration Committee since June 2006.

CEO of ASKUL Corporation since May 2000 (same as current business address). President of ASKUL Corporation since March 1997 (same as current business address).

Name; Country of Citizenship	Present Principal Occupation or Employment; Material Positions
and Current Business Address	Held During the Past Five Years and Business Addresses Thereof

Tatsuo Uemura Japan 1-6-1, Nishi-waseda, Shinjuku-ku, Tokyo 169-8050, Japan
External Director since June 2006.

Director, Global Center of Excellence, Waseda Institute for Corporation Law and Society since July 2008. Dean of the Faculty of Law and the School of Law, Professor of Waseda Law School and Waseda University since September 2006. External Director and Chair of Nomination Advisory Committee of Shiseido of 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan since June 2006. Director, Center of Excellence, Waseda Institute for Corporation Law and Society Professor, Waseda Law School and Professor, Graduate School of Law, Waseda University since April 2003.

Kiyoshi Kawasaki Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Corporate Executive Officer and Corporate Officer responsible for Advertising Creation and Beauty Solutions and Domestic Non-Shiseido Brand Business since April 2009.

Corporate Executive Officer and Corporate Officer of Shiseido responsible for Domestic Non-Shiseido Brand Business, Boutique Business and Advertising Creation (June 2008 - March 2009). Director, Corporate Executive Officer and Corporate Officer of Shiseido responsible for Domestic Non-Shiseido Brand Business, Boutique Business and Advertising Creation (April 2008 - May 2008). Director, Corporate Officer and General Manager of Corporate Planning Department of Shiseido (June 2006 - March 2008). Corporate Officer and General Manager of Corporate Planning Department of Shiseido (June 2005 - May 2006). General Manager of Corporate Planning Department of Shiseido (April 2005 - May 2005). Chief Officer of Consumer Relations Center (April 2004 -March 2005).

Kozo Hanada Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Corporate Officer and Chief Officer of Professional Business Operations Division since April 2009.

Corporate Officer of Shiseido responsible for Structured Retail Stores and Domestic Cosmetic Business; General Manager of Sales Department and Structured Retail Stores of Shiseido; President and Representative Director of FT Shiseido Co., Ltd. (April 2008 - March 2009). Corporate Officer and General Manager of Sales Department and Structured Retail Stores of Shiseido; President and Representative Director of FT Shiseido Co., Ltd.; Vice President and Director of Shiseido Sales Co., Ltd. (April 2007 - March 2008). General Manager of Sales Department and Structured Retail Stores of Shiseido (April 2006 - March 2007). General Manager of Group 1 and 2, Sales Department and Structured Retail Stores of Shiseido (October 2005 - March 2006). General Manager of Group 1, Sales Department and Structured Retail Stores of Shiseido (April 2005 - September 2005). Deputy General Manager of Group 2, Sales Department and Structured Retail Stores of Shiseido (April 2004 - March 2005).

Masaru Miyagawa Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Corporate Officer and Chief Officer of the China Business Division since April 2009.

Chairman and Chief Area Managing Officer of Shiseido China Co., Ltd. of 33F-35F, Xinmei Union Square, 999 South Pudong Road, Shanghai, China P.C. 200120 (January 2008 - March 2009). Chief Area Managing Officer of Shiseido China Co., Ltd. (August 2004 - December 2007).

Name; Country of Citizenship	Present Principal Occupation or Employment; Material Positions
and Current Business Address	Held During the Past Five Years and Business Addresses Thereof

Shoji Takahashi Japan 9th Floor, 900 Third Avenue, New York, N.Y. 10022-4795, U.S.A.
Chairman and Chief Executive Officer of Shiseido Americas Corporation since July 2008. Corporate Officer of Shiseido responsible for the Americas since April 2008. Director, Chairman and President of Blush Acquisition Corporation since January 2010.

General Manager of the International Marketing Division of the International Business Department of Shiseido of 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan (January 2007 - March 2008). General Manager of the International Planning Division of the International Business Department of Shiseido (April 2004 - December 2006).

Kazuo Tokubo Japan 2-12-1, Fukuura, Kanazawa-ku, Yokohama-shi, Kanagawa 236-0004, Japan
Corporate Officer responsible for Functional Food, Innovative Science Research & Development and Patents of Shiseido since April 2008.

Corporate Officer of Shiseido, Responsible for Functional Food, Innovative Science Research & Development and Patents of Shiseido (April 2006 - March 2008). General Manager of Technical & Production Planning Department of Shiseido (April 2004 - March 2006).

Ryuichi Yabuki Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Corporate Officer responsible for Sales Operations Planning of Domestic Cosmetics Business; General Manager of Sales Department; Specialty Stores Vice President; Director of Shiseido Sales Co., Ltd. since April 2009.

Corporate Officer of Shiseido responsible for Specialty Stores and Domestic Cosmetics Business; Vice President and Director of Shiseido Sales Co., Ltd. (April 2008 - March 2009). General Manager for Tokyo Area 1 of Shiseido Sales Co., Ltd. (April 2006 - March 2008). General Manager for Kinki Area 1 of Shiseido Sales Co., Ltd. (April 2001 - March 2006).

Tsunehiko Iwai Japan 1-6-2 Higashi Shinbashi, Minato-ku, Tokyo 105-8310 Japan
Corporate Officer responsible for Technical Planning and Technical Affairs; General Manager of Quality Management Department of Shiseido since April 2009.

Corporate Officer of Shiseido responsible for Technical Planning and Technical Affairs; General Manager of Technical Department of Shiseido (April 2008 - March 2009). General Manager of Technical Department of Shiseido (April 2006 - March 2008). Chief Officer of Frontier Sciences Business Division of Shiseido (April 2004 - March 2006).

Shoji Nishiyama Japan 2-12-1, Hayabuchi, Tsuzuki-ku, Yokohama-shi, Kanagawa 224-8558, Japan
Corporate Officer since April 2008.

General Manager of Technical Planning Department of Shiseido (October 2007 - March 2008). Concurrent General Manager of Research and Development Department and Technical Planning Department of Shiseido (April 2007 - September 2007). General Manager of Research and Development Department of Shiseido (April 2005 - March 2007). Chief Officer of Product Development Center of Shiseido (April 2004 - March 2005).

Name; Country of Citizenship	Present Principal Occupation or Employment; Material Positions
and Current Business Address	Held During the Past Five Years and Business Addresses Thereof

Mitsuo Takashige Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Corporate Officer and General Manager of Personnel Department, responsible for Personnel since April 2008.

Corporate Officer and General Manager of Personnel Department of Shiseido (April 2007 - March 2008). General Manager of Personnel Department of Shiseido (April 2006 - March 2007). General Manager of Corporate Planning Department of Shiseido; President of Phisphere Inc., formerly located in Tokyo, Japan, prior to its dissolution (April 2004 - March 2006).

Takafumi Uchida Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Corporate Officer and General Manager of the General Affairs Department since April 2007.

General Manager of the General Affairs Department of Shiseido (October 2005 - March 2007). General Manager of the Executive Group, General Affairs Department of Shiseido (October 2003 - September 2005).

Toshio Yoneyama Japan 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310 Japan
Corporate Officer responsible for Healthcare Business and Frontier Sciences Business; Chief Officer of Healthcare Business Division; President and Representative Director of Shiseido Beauty Foods Co., Ltd. since April 2008.

Corporate Officer of Shiseido responsible for Product Development and Software Development (April 2006 - March 2008). General Manager of Beauty Science Development Center of Shiseido (April 2005 - March 2006). General Manager of Product Development, Cosmetics Business Division of Shiseido (April 2004 - March 2005).

2.	Directors and Executive Officers of Purchaser.

The following table sets forth the name, current business address, country of citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Each occupation set forth opposite an individual’s name, refers to employment with Purchaser.

Name, Country of Citizenship	Present Principal Occupation or Employment; Material Positions
and Current Business Address	Held During the Past Five Years and Business Addresses Thereof

Shoji Takahashi Japan 9th Floor, 900 Third Avenue, New York, N.Y. 10022-4795, U.S.A.
Director, Chairman and President since January 2010.

Chairman and Chief Executive Officer of Shiseido Americas Corporation since July 2008. Corporate Officer of Shiseido responsible for the Americas since April 2008. General Manager of the International Marketing Division of the International Business Department of Shiseido of 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan (January 2007 - March 2008). General Manager of the International Planning Division of the International Business Department of Shiseido (April 2004 - December 2006).

Serge Woon Canada 9th Floor, 900 Third Avenue, New York, N.Y. 10022-4795, U.S.A.
Director, Vice President and Treasurer since January 2010.

Executive Vice President and Chief Financial Officer of Shiseido Americas Corporation since January 2009. Executive Vice President of Shiseido (Canada) Inc. (July 1987 - December 2008).

Name, Country of Citizenship	Present Principal Occupation or Employment; Material Positions
and Current Business Address	Held During the Past Five Years and Business Addresses Thereof

Joseph S. Kendy, Jr. U.S.A 100 Tokeneke Road Darien, Connecticut 06820, U.S.A.
Director and Secretary since January 2010.

Director of Shiseido Americas Corporation of 900 Third Avenue, New York, N.Y. 10022 since June 2006. Senior Vice President and Secretary of the same since June 2007 and General Counsel of the same and its subsidiary companies since May 2001. General Counsel of Shiseido Travel Retail Americas Inc. of 122 Brickell Ave, Miami, FL 33131, U.S.A. since December 2004 and Secretary of the same since February 2005. General Counsel and Secretary of Decleor USA Inc. of 100 Tokeneke Road Darien, Connecticut 06820 since January 2005.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail:	By Hand or Overnight Courier:

BNY Mellon Shareowner Services	BNY Mellon Shareowner Services

Corporate Action Department	Corporate Action Department

PO Box 3301	480 Washington Blvd., 27th Fl

South Hackensack, NJ 07606	Jersey City, NJ 07310

By Facsimile Transmission (for Eligible Institutions Only):

(201) 680-4626

To Confirm Facsimile Transmissions:

(201) 680-4860

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022

Stockholders May Call Toll-Free: (877) 750-9499
Banks and Brokers May Call Collect: (212) 750-5833